EXHIBIT 99.2

Cameco Corporation

2017 Consolidated Audited Financial Statements

February 7, 2018

Cameco Corporation

2017 consolidated financial statements

February 7, 2018

Report of management’s accountability

The accompanying consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Management is responsible for ensuring that these statements, which include amounts based upon estimates and judgments, are consistent with other information and operating data contained in the annual financial review and reflect the corporation’s business transactions and financial position.

Management is also responsible for the information disclosed in the management’s discussion and analysis including responsibility for the existence of appropriate information systems, procedures and controls to ensure that the information used internally by management and disclosed externally is complete and reliable in all material respects.

In addition, management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The internal control system includes an internal audit function and a code of conduct and ethics, which is communicated to all levels in the organization and requires all employees to maintain high standards in their conduct of the Company’s affairs. Such systems are designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2017.

KPMG LLP has audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

The board of directors annually appoints an audit and finance committee comprised of directors who are not employees of the corporation. This committee meets regularly with management, the internal auditor and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Both the internal and shareholders’ auditors have unrestricted access to the audit and finance committee. The audit and finance committee reviews the consolidated financial statements, the report of the shareholders’ auditors, and management’s discussion and analysis and submits its report to the board of directors for formal approval.

Original signed by Tim S. Gitzel	Original signed by Grant E. Isaac
President and Chief Executive Officer	Senior Vice-President and Chief Financial Officer
February 7, 2018	February 7, 2018

Independent auditors’ report

To the Shareholders and Board of Directors of Cameco Corporation:

We have audited the accompanying consolidated financial statements of Cameco Corporation, which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Cameco Corporation as at December 31, 2017 and December 31, 2016 and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Original signed by KPMG LLP

Chartered Professional Accountants
February 7, 2018
Saskatoon, Canada

Consolidated statements of earnings

For the years ended December 31 ($Cdn thousands, except per share amounts)	Note	2017	2016
Revenue from products and services		$2,156,852	$2,431,404
Cost of products and services sold		1,390,233	1,596,235
Depreciation and amortization		330,345	371,689

Cost of sales		1,720,578	1,967,924

Gross profit		436,274	463,480
Administration		163,095	206,652
Impairment charges	8, 9	358,330	361,989
Exploration		29,933	42,579
Research and development		5,660	4,952
Other operating expense (income)	14	43	(34,075)
Loss on disposal of assets		6,947	23,168

Loss from operations		(127,734)	(141,785)
Finance costs	17	(110,608)	(111,906)
Gain on derivatives	24	56,250	34,407
Finance income		5,265	4,379
Other income (expense)	18	(30,410)	60,671

Loss before income taxes		(207,237)	(154,234)
Income tax recovery	19	(2,519)	(94,355)

Net loss		$(204,718)	$(59,879)

Net earnings (loss) attributable to:
Equity holders		(204,942)	(61,611)
Non-controlling interest		224	1,732

Net loss		$(204,718)	$(59,879)

Loss per common share attributable to equity holders:
Basic	20	$(0.52)	$(0.16)

Diluted	20	$(0.52)	$(0.16)

See accompanying notes to consolidated financial statements.

Consolidated statements of comprehensive income

For the years ended December 31 ($Cdn thousands)	Note	2017	2016
Net loss		$(204,718)	$(59,879)
Other comprehensive income (loss), net of taxes:
Items that will not be reclassified to net earnings:
Remeasurements of defined benefit liability[1]	23	(6,216)	(2,109)
Items that are or may be reclassified to net earnings:
Exchange differences on translation of foreign operations		(44,080)	(77,341)
Unrealized gains on available-for-sale assets[2]		5,837	3,790
Other comprehensive loss, net of taxes		(44,459)	(75,660)

Total comprehensive loss		$(249,177)	$(135,539)

Other comprehensive income (loss) attributable to:
Equity holders		$(44,449)	$(75,826)
Non-controlling interest		(10)	166

Other comprehensive loss for the year		$(44,459)	$(75,660)

Total comprehensive income (loss) attributable to:
Equity holders		$(249,391)	$(137,437)
Non-controlling interest		214	1,898

Total comprehensive loss for the year		$(249,177)	$(135,539)

[1]	Net of tax (2017 - $2,155; 2016 - $834)
[2]	Net of tax (2017 - $(665); 2016 - $(399))

See accompanying notes to consolidated financial statements.

Consolidated statements of financial position

As at December 31 ($Cdn thousands)	Note	2017	2016
Assets
Current assets
Cash and cash equivalents		$591,620	$320,278
Accounts receivable	6	396,824	242,482
Current tax assets		11,408	11,552
Inventories	7	949,766	1,287,939
Supplies and prepaid expenses		149,872	169,084
Current portion of long-term receivables, investments and other	10	36,089	10,498

Total current assets		2,135,579	2,041,833

Property, plant and equipment	8	4,191,892	4,655,586
Goodwill and intangible assets	9	70,012	203,310
Long-term receivables, investments and other	10	520,073	512,484
Deferred tax assets	19	861,171	835,985
Total non-current assets		5,643,148	6,207,365

Total assets		$7,778,727	$8,249,198

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	11	$258,405	$312,900
Current tax liabilities		20,133	36,413
Dividends payable		39,579	39,579
Current portion of other liabilities	13	54,370	60,744
Current portion of provisions	14	38,507	19,619

Total current liabilities		410,994	469,255

Long-term debt	12	1,494,471	1,493,327
Other liabilities	13	126,103	122,988
Provisions	14	875,033	889,163
Deferred tax liabilities	19	12,467	15,937

Total non-current liabilities		2,508,074	2,521,415

Shareholders’ equity
Share capital		1,862,652	1,862,646
Contributed surplus		224,812	216,213
Retained earnings		2,650,417	3,019,872
Other components of equity		121,407	159,640

Total shareholders’ equity attributable to equity holders		4,859,288	5,258,371
Non-controlling interest		371	157

Total shareholders’ equity		4,859,659	5,258,528

Total liabilities and shareholders’ equity		$7,778,727	$8,249,198

Commitments and contingencies [notes 8, 14, 19]

See accompanying notes to consolidated financial statements.

Consolidated statements of changes in equity

	Attributable to equity holders
($Cdn thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation	Available for-sale assets	Total	Non- controlling interest	Total equity
Balance at January 1, 2017	$1,862,646	$216,213	$3,019,872	$156,411	$3,229	$5,258,371	$157	$5,258,528
Net earnings (loss)	—	—	(204,942)	—	—	(204,942)	224	(204,718)
Other comprehensive income (loss)	—	—	(6,216)	(44,070)	5,837	(44,449)	(10)	(44,459)

Total comprehensive income (loss)	—	—	(211,158)	(44,070)	5,837	(249,391)	214	(249,177)

Share-based compensation	—	13,960	—	—	—	13,960	—	13,960
Stock options exercised	6	(1)	—	—	—	5	—	5
Restricted and performance share units released	—	(5,360)	—	—	—	(5,360)	—	(5,360)
Dividends	—	—	(158,297)	—	—	(158,297)	—	(158,297)

Balance at December 31, 2017	$1,862,652	$224,812	$2,650,417	$112,341	$9,066	$4,859,288	$371	$4,859,659

Balance at January 1, 2016	$1,862,646	$209,115	$3,241,902	$233,918	$(561)	$5,547,020	$(1,741)	$5,545,279
Net earnings (loss)	—	—	(61,611)	—	—	(61,611)	1,732	(59,879)
Other comprehensive income (loss)	—	—	(2,109)	(77,507)	3,790	(75,826)	166	(75,660)

Total comprehensive income (loss)	—	—	(63,720)	(77,507)	3,790	(137,437)	1,898	(135,539)

Share-based compensation	—	14,101	—	—	—	14,101	—	14,101
Restricted and performance share units released	—	(7,003)	—	—	—	(7,003)	—	(7,003)
Dividends	—	—	(158,310)	—	—	(158,310)	—	(158,310)

Balance at December 31, 2016	$1,862,646	$216,213	$3,019,872	$156,411	$3,229	$5,258,371	$157	$5,258,528

See accompanying notes to consolidated financial statements.

Consolidated statements of cash flows

For the years ended December 31 ($Cdn thousands)	Note	2017	2016
Operating activities
Net loss		$(204,718)	$(59,879)
Adjustments for:
Depreciation and amortization		330,345	371,689
Deferred charges		(1,101)	(95,873)
Unrealized gain on derivatives		(62,569)	(110,358)
Share-based compensation	22	13,960	14,101
Loss on disposal of assets		6,947	23,168
Finance costs	17	110,608	111,906
Finance income		(5,265)	(4,379)
Impairment charges	8, 9	358,330	361,989
Other expense (income)	18	30,522	(1,630)
Other operating expense (income)	14	43	(34,075)
Income tax recovery	19	(2,519)	(94,355)
Interest received		11,592	1,838
Income taxes paid		(77,182)	(102,628)
Other operating items	21	87,057	(69,134)

Net cash provided by operations		596,050	312,380

Investing activities
Additions to property, plant and equipment		(114,028)	(216,908)
Decrease (increase) in long-term receivables, investments and other		19,023	(3,080)
Proceeds from sale of property, plant and equipment		1,951	2,168

Net cash used in investing		(93,054)	(217,820)

Financing activities
Interest paid		(69,498)	(70,446)
Proceeds from issuance of shares, stock option plan		4	—
Dividends paid		(158,297)	(158,310)

Net cash used in financing		(227,791)	(228,756)

Increase (decrease) in cash and cash equivalents, during the year		275,205	(134,196)
Exchange rate changes on foreign currency cash balances		(3,863)	(4,130)
Cash and cash equivalents, beginning of year		320,278	458,604

Cash and cash equivalents, end of year		$591,620	$320,278

Cash and cash equivalents is comprised of:
Cash		$190,174	$79,730
Cash equivalents		401,446	240,548

Cash and cash equivalents		$591,620	$320,278

See accompanying notes to consolidated financial statements.

Notes to consolidated financial statements

For the years ended December 31, 2017 and 2016

1.	Cameco Corporation

Cameco Corporation is incorporated under the Canada Business Corporations Act. The address of its registered office is 2121 11th Street West, Saskatoon, Saskatchewan, S7M 1J3. The consolidated financial statements as at and for the year ended December 31, 2017 comprise Cameco Corporation and its subsidiaries (collectively, the Company or Cameco) and the Company’s interests in associates and joint arrangements. The Company is primarily engaged in the exploration for and the development, mining, refining, conversion, fabrication and trading of uranium for sale as fuel for generating electricity in nuclear power reactors in Canada and other countries.

2.	Significant accounting policies

A.	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

These consolidated financial statements were authorized for issuance by the Company’s board of directors on February 7, 2018.

B.	Basis of presentation

These consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. All financial information is presented in Canadian dollars, unless otherwise noted. Amounts presented in tabular format have been rounded to the nearest thousand except per share amounts and where otherwise noted.

The consolidated financial statements have been prepared on the historical cost basis except for the following material items which are measured on an alternative basis at each reporting date:

Derivative financial instruments	Fair value
Available-for-sale financial assets	Fair value
Liabilities for cash-settled share-based payment arrangements	Fair value
Net defined benefit liability	Fair value of plan assets less the present value of the defined benefit obligation

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may vary from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5.

This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein. These accounting policies have been applied consistently to all entities within the consolidated group.

C.	Consolidation principles

i.	Business combinations

The acquisition method of accounting is used to account for the acquisition of subsidiaries by the Company. The Company measures goodwill at the acquisition date as the fair value of the consideration transferred, including the recognized amount of any non-controlling interests in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as of the acquisition date. When the excess is negative, a bargain purchase gain is recognized immediately in earnings. In a business combination achieved in stages, the acquisition date fair value of the Company’s previously held equity interest in the acquiree is also considered in computing goodwill.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred and equity interests issued by the Company. Consideration also includes the fair value of any contingent consideration and share-based compensation awards that are replaced mandatorily in a business combination.

The Company elects on a transaction-by-transaction basis whether to measure any non-controlling interest at fair value, or at their proportionate share of the recognized amount of the identifiable net assets of the acquiree, at the acquisition date.

Acquisition-related costs are expensed as incurred, except for those costs related to the issue of debt or equity instruments.

ii.	Subsidiaries

The consolidated financial statements include the accounts of Cameco and its subsidiaries. Subsidiaries are entities over which the Company has control. Subsidiaries are fully consolidated from the date on which control is transferred to the Company and are deconsolidated from the date that control ceases.

iii.	Investments in equity-accounted investees

Cameco’s investments in equity-accounted investees include investments in associates.

Associates are those entities over which the Company has significant influence, but not control or joint control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of the voting power of another entity, but can also arise where the Company holds less than 20% if it has the power to be actively involved and influential in policy decisions affecting the entity.

Investments in associates are accounted for using the equity method. The equity method involves the recording of the initial investment at cost and the subsequent adjusting of the carrying value of the investment for Cameco’s proportionate share of the earnings or loss and any other changes in the associates’ net assets, such as dividends. The cost of the investment includes transaction costs.

Adjustments are made to align the accounting policies of the associate with those of the Company before applying the equity method. When the Company’s share of losses exceeds its interest in an equity-accounted investee, the carrying amount of that interest is reduced to zero, and the recognition of further losses is discontinued except to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of the associate. If the associate subsequently reports profits, Cameco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

iv.	Joint arrangements

A joint arrangement can take the form of a joint operation or joint venture. All joint arrangements involve a contractual arrangement that establishes joint control.

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint operation may or may not be structured through a separate vehicle. These arrangements involve joint control of one or more of the assets acquired or contributed for the purpose of the joint operation. The consolidated financial statements of the Company include its share of the assets in such joint operations, together with its share of the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint venture is always structured through a separate vehicle. It operates in the same way as other entities, controlling the assets of the joint venture, earning its own revenue and incurring its own liabilities and expenses. Interests in joint ventures are accounted for using the equity method of accounting, whereby the Company’s proportionate interest in the assets, liabilities, revenues and expenses of jointly controlled entities are recognized on a single line in the consolidated statements of financial position and consolidated statements of earnings. The share of joint ventures results is recognized in the Company’s consolidated financial statements from the date that joint control commences until the date at which it ceases.

v.	Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized gains arising from transactions with equity-accounted investees are eliminated against the investment to the extent of the Company’s interest in the investee. Unrealized losses are eliminated in the same manner as unrealized gains, but only to the extent that there is no evidence of impairment.

D.	Foreign currency translation

Items included in the financial statements of each of Cameco’s subsidiaries, associates and joint arrangements are measured using their functional currency, which is the currency of the primary economic environment in which the entity operates. The consolidated financial statements are presented in Canadian dollars, which is Cameco’s functional and presentation currency.

i.	Foreign currency transactions

Foreign currency transactions are translated into the respective functional currency of the Company and its entities using the exchange rates prevailing at the dates of the transactions. At the reporting date, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. The applicable exchange gains and losses arising on these transactions are reflected in earnings with the exception of foreign exchange gains or losses on provisions for decommissioning and reclamation activities that are in a foreign currency, which are capitalized in property, plant and equipment.

ii.	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting dates. The revenues and expenses of foreign operations are translated to Canadian dollars at exchange rates at the dates of the transactions.

Foreign currency differences are recognized in other comprehensive income. When a foreign operation is disposed of, in whole, the relevant amount in the foreign currency translation account is transferred to earnings as part of the gain or loss on disposal.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of the net investment in a foreign operation, and are recognized in other comprehensive income and presented within equity in the foreign currency translation account.

E.	Cash and cash equivalents

Cash and cash equivalents consists of balances with financial institutions and investments in money market instruments, which have a term to maturity of three months or less at the time of purchase.

F.	Inventories

Inventories of broken ore, uranium concentrates, and refined and converted products are measured at the lower of cost and net realizable value.

Cost includes direct materials, direct labour, operational overhead expenses and depreciation. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Consumable supplies and spares are valued at the lower of cost or replacement value.

G.	Property, plant and equipment

i.	Buildings, plant and equipment and other

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment charges. The cost of self-constructed assets includes the cost of materials and direct labour, borrowing costs and any other costs directly attributable to bringing the assets to the location and condition necessary for them to be capable of operating in the manner intended by management, including the initial estimate of the cost of dismantling and removing the items and restoring the site on which they are located.

When components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items of property, plant and equipment and depreciated separately.

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in earnings.

ii.	Mineral properties and mine development costs

The decision to develop a mine property within a project area is based on an assessment of the commercial viability of the property, the availability of financing and the existence of markets for the product. Once the decision to proceed to development is made, development and other expenditures relating to the project area are deferred as part of assets under construction and disclosed as a component of property, plant and equipment with the intention that these will be depreciated by charges against earnings from future mining operations. No depreciation is charged against the property until the production stage commences. After a mine property has been brought into the production stage, costs of any additional work on that property are expensed as incurred, except for large development programs, which will be deferred and depreciated over the remaining life of the related assets.

The production stage is reached when a mine property is in the condition necessary for it to be capable of operating in the manner intended by management. The criteria used to assess the start date of the production stage are determined based on the nature of each mine construction project, including the complexity of a mine site. A range of factors is considered when determining whether the production stage has been reached, which includes, but is not limited to, the demonstration of sustainable production at or near the level intended (such as the demonstration of continuous throughput levels at or above a target percentage of the design capacity).

iii.	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of the asset less its residual value. Assets which are unrelated to production are depreciated according to the straight-line method based on estimated useful lives as follows:

Land	Not depreciated
Buildings	15 - 25 years
Plant and equipment	3 - 15 years
Furniture and fixtures	3 - 10 years
Other	3 - 5 years

Mining properties and certain mining and conversion assets for which the economic benefits from the asset are consumed in a pattern which is linked to the production level are depreciated according to the unit-of-production method. For conversion assets, the amount of depreciation is measured by the portion of the facilities’ total estimated lifetime production that is produced in that period. For mining assets and properties, the amount of depreciation or depletion is measured by the portion of the mines’ proven and probable mineral reserves recovered during the period.

Depreciation methods, useful lives and residual values are reviewed at each reporting period and are adjusted if appropriate.

iv.	Borrowing costs

Borrowing costs on funds directly attributable to finance the acquisition, production or construction of a qualifying asset are capitalized until such time as substantially all the activities necessary to prepare the qualifying asset for its intended use are complete. A qualifying asset is one that takes a substantial period of time to prepare for its intended use. Capitalization is discontinued when the asset enters the production stage or development ceases. Where the funds used to finance a project form part of general borrowings, interest is capitalized based on the weighted average interest rate applicable to the general borrowings outstanding during the period of construction.

v.	Repairs and maintenance

The cost of replacing a component of property, plant and equipment is capitalized if it is probable that future economic benefits embodied within the component will flow to the Company. The carrying amount of the replaced component is derecognized. Costs of routine maintenance and repair are charged to products and services sold.

H.	Goodwill and intangible assets

Goodwill arising from the acquisition of subsidiaries is initially recognized at cost, measured as the excess of the fair value of the consideration paid over the fair value of the identifiable net assets acquired. At the date of acquisition, goodwill is allocated to the cash generating unit (CGU), or group of CGUs that is expected to receive the economic benefits of the business combination. Goodwill is subsequently measured at cost, less accumulated impairment losses.

Intangible assets acquired individually or as part of a group of assets are initially recognized at cost and measured subsequently at cost less accumulated amortization and impairment losses. Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Intangible assets that have finite useful lives are amortized over their estimated remaining useful lives. Amortization methods and useful lives are reviewed at each reporting period and are adjusted if appropriate.

I.	Leased assets

Leases which result in the Company receiving substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Minimum lease payments made under finance leases are apportioned between finance cost and the reduction of the outstanding liability. The finance cost is allocated to each period of the lease term to produce a constant periodic rate of interest on the remaining balance of the liability.

Lease agreements that do not meet the recognition criteria of a finance lease are classified and recognized as operating leases and are not recognized in the Company’s consolidated statements of financial position. Payments made under operating leases are charged to income on a straight-line basis over the lease term.

J.	Finance income and finance costs

Finance income comprises interest income on funds invested and gains on the disposal of available-for-sale financial assets. Interest income and interest expense are recognized in earnings as they accrue, using the effective interest method. Finance costs comprise interest and fees on borrowings, unwinding of the discount on provisions and costs incurred on redemption of debentures.

Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are expensed in the period incurred.

K.	Research and development costs

Expenditures on research are charged against earnings when incurred. Development costs are recognized as assets when the Company can demonstrate technical feasibility and that the asset will generate probable future economic benefits.

L.	Impairment

i.	Non-derivative financial assets

Financial assets not classified as fair value through profit and loss are assessed at each reporting date to determine whether there is objective evidence of impairment. Objective evidence that financial assets (including equity securities) are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Company on terms that the Company would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, or the disappearance of an active market for a security. In addition, for an investment in an equity security, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

Impairment losses on available-for-sale financial assets are recognized by transferring the cumulative loss that has been recognized in other comprehensive income, and presented in equity, to earnings. The cumulative loss that is removed from other comprehensive income and recognized in earnings is the difference between the acquisition cost, net of any principal payment and amortization, and the current fair value, less any impairment loss previously recognized in earnings.

If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized in earnings, then the impairment loss is reversed through earnings, otherwise, it is reversed through other comprehensive income. Impairment losses on available-for-sale equity securities that are recognized in earnings are never reversed through earnings.

ii.	Non-financial assets

The carrying amounts of Cameco’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment.

For impairment testing, assets are grouped together into CGUs which are the smallest group of assets that generate cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGUs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s-length transaction between knowledgeable and willing parties. For exploration properties, fair value is based on the implied fair value of the resources in place using comparable market transaction metrics.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses are recognized in earnings. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

Impairment losses recognized in prior periods are assessed at each reporting date whenever events or changes in circumstances indicate that the impairment may have reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in earnings. An impairment loss in respect of goodwill is not reversed.

M.	Exploration and evaluation expenditures

Exploration and evaluation expenditures are those expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable. These expenditures include researching and analyzing existing exploration data, conducting geological studies, exploratory drilling and sampling, and compiling prefeasibility and feasibility studies. Exploration and evaluation expenditures are charged against earnings as incurred, except when there is a high degree of confidence in the viability of the project and it is probable that these costs will be recovered through future development and exploitation.

The technical feasibility and commercial viability of extracting a resource is considered to be determinable based on several factors, including the existence of proven and probable reserves and the demonstration that future economic benefits are probable. When an area is determined to be technically feasible and commercially viable, the exploration and evaluation assets attributable to that area are first tested for impairment and then transferred to property, plant and equipment.

Exploration and evaluation costs that have been acquired in a business combination or asset acquisition are capitalized under the scope of IFRS 6, Exploration for and Evaluation of Mineral Resources, and are reported as part of property, plant and equipment.

N.	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the risk-adjusted expected future cash flows at a pre-tax risk-free rate that reflects current market assessments of the time value of money. The unwinding of the discount is recognized as a finance cost.

i.	Environmental restoration

The mining, extraction and processing activities of the Company normally give rise to obligations for site closure and environmental restoration. Closure and restoration can include facility decommissioning and dismantling, removal or treatment of waste materials, as well as site and land restoration. The Company provides for the closure, reclamation and decommissioning of its operating sites in the financial period when the related environmental disturbance occurs, based on the estimated future costs using information available at the reporting date. Costs included in the provision comprise all closure and restoration activity expected to occur gradually over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate closure and restoration activities, such as waste material handling conducted as a normal part of a mining or production process, are not included in the provision.

The timing of the actual closure and restoration expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating licence conditions and the environment in which the mine operates. Closure and restoration provisions are measured at the expected value of future cash flows, discounted to their present value using a current pre-tax risk-free rate. Significant judgments and estimates are involved in deriving the expectations of future activities and the amount and timing of the associated cash flows.

At the time a provision is initially recognized, to the extent that it is probable that future economic benefits associated with the reclamation, decommissioning and restoration expenditure will flow to the Company, the corresponding cost is capitalized as an asset. The capitalized cost of closure and restoration activities is recognized in property, plant and equipment and depreciated on a unit-of-production basis. The value of the provision is gradually increased over time as the effect of discounting unwinds. The unwinding of the discount is an expense recognized in finance costs.

Closure and rehabilitation provisions are also adjusted for changes in estimates. The provision is reviewed at each reporting date for changes to obligations, legislation or discount rates that effect change in cost estimates or life of operations. The cost of the related asset is adjusted for changes in the provision resulting from changes in estimated cash flows or discount rates, and the adjusted cost of the asset is depreciated prospectively.

ii.	Waste disposal

The refining, conversion and manufacturing processes generate certain uranium-contaminated waste. The Company has established strict procedures to ensure this waste is disposed of safely. A provision for waste disposal costs in respect of these materials is recognized when they are generated. Costs associated with the disposal, the timing of cash flows and discount rates are estimated both at initial recognition and subsequent measurement.

O.	Employee future benefits

i.	Pension obligations

The Company accrues its obligations under employee benefit plans. The Company has both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company pays fixed contributions into a separate entity. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan other than a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The liability recognized in the consolidated statements of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the reporting date less the fair value of plan assets. The defined benefit obligation is calculated annually, by qualified independent actuaries using the projected unit credit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The Company recognizes all actuarial gains and losses arising from defined benefit plans in other comprehensive income, and reports them in retained earnings. When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized immediately in earnings.

For defined contribution plans, the contributions are recognized as employee benefit expense in earnings in the periods during which services are rendered by employees. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

ii.	Other post-retirement benefit plans

The Company provides certain post-retirement health care benefits to its retirees. The entitlement to these benefits is usually conditional on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans. Actuarial gains and losses are recognized in other comprehensive income in the period in which they arise. These obligations are valued annually by independent qualified actuaries.

iii.	Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be measured reliably.

iv.	Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts an entity’s offer of benefits in exchange for termination of employment. Cameco recognizes termination benefits as an expense at the earlier of when the Company can no longer withdraw the offer of those benefits and when the Company recognizes costs for a restructuring. If benefits are payable more than 12 months after the reporting period, they are discounted to their present value.

v.	Share-based compensation

For equity-settled plans, the grant date fair value of share-based compensation awards granted to employees is recognized as an employee benefit expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

For cash-settled plans, the fair value of the amount payable to employees is recognized as an expense, with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment. The liability is re-measured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized as employee benefit expense in earnings.

Cameco’s contributions under the employee share ownership plan are expensed during the year of contribution. Shares purchased with Company contributions and with dividends paid on such shares become unrestricted on January 1 of the second plan year following the date on which such shares were purchased.

P.	Revenue recognition

Cameco supplies uranium concentrates and uranium conversion services to utility customers.

Cameco recognizes revenue on the sale of its nuclear products when the risks and rewards of ownership pass to the customer and collection is reasonably assured. Cameco’s sales are pursuant to an enforceable contract that indicates the type of sales arrangement, pricing and delivery terms, as well as details related to the transfer of title.

Cameco has three types of sales arrangements with its customers in its uranium and fuel services businesses. These arrangements include uranium supply, toll conversion services and conversion supply (converted uranium), which is a combination of uranium supply and toll conversion services.

Uranium supply

In a uranium supply arrangement, Cameco is contractually obligated to provide uranium concentrates to its customers. Cameco-owned uranium is physically delivered to conversion facilities (Converters) where the Converter will credit Cameco’s account for the volume of accepted uranium. Based on delivery terms in a sales contract with its customer, Cameco instructs the Converter to transfer title of a contractually specified quantity of uranium to the customer’s account at the Converter’s facility. At this point, the risks and rewards of ownership have been transferred and Cameco invoices the customer and recognizes revenue for the uranium supply.

Toll conversion services

In a toll conversion arrangement, Cameco is contractually obligated to convert customer-owned uranium to a chemical state suitable for enrichment. Based on delivery terms in a sales contract with its customer, Cameco either (i) physically delivers converted uranium to enrichment facilities (Enrichers) where it instructs the Enricher to transfer title of a contractually specified quantity of converted uranium to the customer’s account at the Enricher’s facility, or (ii) transfers title of a contractually specified quantity of converted uranium to either an Enricher’s account or the customer’s account. At this point, the risks and rewards of ownership have been transferred and Cameco invoices the customer and recognizes revenue for the toll conversion services.

Conversion supply

In a conversion supply arrangement, Cameco is contractually obligated to provide converted uranium of acceptable origins to its customers. Based on delivery terms in a sales contract with its customer, Cameco either (i) physically delivers converted uranium to the Enricher where it instructs the Enricher to transfer title of a contractually specified quantity of converted uranium to the customer’s account at the Enricher’s facility, or (ii) transfers title of a contractually specified quantity of converted uranium to either an Enricher’s account or a customer’s account at Cameco’s Port Hope conversion facility. At this point, the risks and rewards of ownership have been transferred and Cameco invoices the customer and recognizes revenue for both the uranium supplied and the conversion service provided.

Q.	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another.

i.	Non-derivative financial assets and financial liabilities

At initial recognition, Cameco classifies each of its financial assets and financial liabilities into one of the following categories:

Fair value through profit or loss

A financial asset or liability is classified as at fair value through profit or loss if it is classified as held-for-trading or is designated as such on initial recognition. Cameco classifies a financial instrument as held-for-trading if it was acquired principally for the purpose of selling or repurchasing in the near term, or if it is part of a portfolio with evidence of a recent pattern of short-term profit taking. Directly attributable transaction costs are recognized in earnings as incurred. These financial assets and financial liabilities are measured at fair value, with any gains or losses on revaluation being recognized in earnings.

Held-to-maturity

Held-to-maturity investments are financial assets that an entity has the intention and ability to hold until maturity, provide fixed or determinable payments and contain a fixed maturity date. Assets in this category are initially measured at fair value plus any directly attributable transaction costs and subsequently measured at amortized cost using the effective interest method.

Loans and receivables

Loans and receivables are financial assets that provide fixed or determinable payments and are not quoted in an active market. Assets in this category are initially measured at fair value plus any directly attributable transaction costs and subsequently measured at amortized cost using the effective interest method.

Available-for-sale assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified into any of the other categories. These assets are measured at fair value plus any directly attributable transaction costs with any gains or losses on re-measurement recognized in other comprehensive income. Accumulated changes in fair value are recorded as a separate component of equity until the asset is derecognized or impaired, then the cumulative gain or loss in other comprehensive income is transferred to earnings.

Other financial liabilities

This category consists of all non-derivative financial liabilities that do not meet the definition of held-for-trading liabilities, and that have not been designated as liabilities at fair value through profit or loss. These liabilities are initially recognized at fair value less any directly attributable transaction costs and are subsequently measured at amortized cost using the effective interest method. Transaction costs arising on the issue of equity instruments are recognized directly in equity. Transaction costs that are directly related to the probable issuance of a security that is classified as a financial liability is deducted from the amount of the financial liability when it is initially recognized, or recognized in earnings when the issuance is no longer probable.

Cameco derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred.

A financial liability is derecognized when its contractual obligations are discharged or cancelled, or expire.

ii.	Derivative financial instruments

The Company holds derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates and interest rates. Except for those designated as hedging instruments, all derivative financial instruments are recorded at fair value in the consolidated statements of financial position, with any directly attributable transaction costs recognized in earnings as incurred. Subsequent to initial recognition, changes in fair value are recognized in earnings.

The purpose of hedging transactions is to modify the Company’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. When hedge accounting is appropriate, the hedging relationship is designated as a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a foreign operation. The Company does not have any instruments that have been designated as hedge transactions at December 31, 2017 and 2016.

Separable embedded derivatives

Derivatives may be embedded in other financial instruments or executory contracts (the “host instrument”). Embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in earnings through gains or losses on derivatives.

R.	Income tax

Income tax expense is comprised of current and deferred taxes. Current tax and deferred tax are recognized in earnings except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantially enacted at the reporting date, and any adjustments to tax payable in respect of previous years. Current tax assets and liabilities are measured at the amount expected to be paid or recovered from the taxation authorities.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company’s exposure to uncertain tax positions is evaluated and a provision is made where it is probable that this exposure will materialize.

S.	Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a reduction of equity, net of any tax effects.

T.	Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Earnings per share is calculated by dividing the net earnings attributable to equity holders of the Company by the weighted average number of common shares outstanding.

Diluted earnings per share is determined by adjusting the net earnings attributable to equity holders of the Company and the weighted average number of common shares outstanding, for the effects of all dilutive potential common shares. The calculation of diluted earnings per share assumes that outstanding options which are dilutive to earnings per share are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the shares for the period. The effect is to increase the number of shares used to calculate diluted earnings per share.

U.	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other segments. To be classified as a segment, discrete financial information must be available and operating results must be regularly reviewed by the Company’s Chief Executive Officer.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

3.	Accounting standards

A.	New standards and interpretations not yet adopted

A number of new standards and amendments to existing standards are not yet effective for the year ended December 31, 2017, and have not been applied in preparing these consolidated financial statements. Cameco does not intend to early adopt any of the following standards or amendments to existing standards, unless otherwise noted.

i.	Revenue

In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contracts with Customers (IFRS 15). IFRS 15 is effective for periods beginning on or after January 1, 2018 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. Our assessment primarily involved reviewing our sales contracts to determine if any performance obligations exist that will need to be separately identified that may affect the timing of when revenue will be recognized under IFRS 15. Based on our assessment, Cameco has not identified any material impacts on the timing and measurement of revenue from our existing revenue recognition practices from the adoption of the new standard, however we do expect to have additional disclosures.

ii.	Financial instruments

In July 2014, the IASB issued IFRS 9, Financial Instruments (IFRS 9). IFRS 9 replaces the existing guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial assets, a new expected credit loss model for calculating impairment on financial assets and new hedge accounting requirements. It also carries forward, from IAS 39, guidance on recognition and derecognition of financial instruments.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early adoption of the new standard permitted. Cameco does not apply hedge accounting and does not currently intend to apply hedge accounting upon adoption of IFRS 9. Based on our assessment, we do not expect adoption of the standard to have a material impact on the financial statements, however we do expect to have additional disclosures.

iii.	Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16). IFRS 16 is effective for periods beginning on or after January 1, 2019, with early adoption permitted. IFRS 16 eliminates the current dual model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. The extent of the impact of adoption of IFRS 16 has not yet been determined.

iv.	Income tax

In June 2017, the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). IFRIC 23 is effective for periods beginning on or after January 1, 2019 with early adoption permitted. IFRIC 23 provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The extent of the impact of the adoption of IFRIC 23 has not yet been determined.

4.	Determination of fair values

A number of the Company’s accounting policies and disclosures require the measurement of fair value, for both financial and non-financial assets and liabilities.

The fair value of an asset or liability is generally estimated as the amount that would be received on sale of an asset, or paid to transfer a liability in an orderly transaction between market participants at the reporting date. Fair values of assets and liabilities traded in an active market are determined by reference to last quoted prices, in the principal market for the asset or liability. In the absence of an active market for an asset or liability, fair values are determined based on market quotes for assets or liabilities with similar characteristics and risk profiles, or through other valuation techniques. Fair values determined using valuation techniques require the use of inputs, which are obtained from external, readily observable market data when available. In some circumstances, inputs that are not based on observable data must be used. In these cases, the estimated fair values may be adjusted in order to account for valuation uncertainty, or to reflect the assumptions that market participants would use in pricing the asset or liability.

All fair value measurements are categorized into one of three hierarchy levels, described below, for disclosure purposes. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities:

Level 1 – Values based on unadjusted quoted prices in active markets that are accessible at the reporting date for identical assets or liabilities.

Level 2 – Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3 – Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

When the inputs used to measure fair value fall within more than one level of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety.

Transfers between levels of the fair value hierarchy are recognized at the end of the reporting period during which the transfer occurred. There were no transfers between level 1, level 2, or level 3 during the period. Cameco does not have any recurring fair value measurements that are categorized as level 3 as of the reporting date.

Further information about the techniques and assumptions used to measure fair values is included in the following notes:

Note 8 - Property, plant and equipment

Note 9 - Goodwill and intangible assets

Note 22 - Share-based compensation plans

Note 24 - Financial instruments and risk management

5.	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future period affected.

Information about critical judgments in applying the accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is discussed below. Further details of the nature of these judgments, estimates and assumptions may be found in the relevant notes to the consolidated financial statements.

A.	Recoverability of long-lived and intangible assets

Cameco assesses the carrying values of property, plant and equipment, and intangible assets when there is an indication of possible impairment. Goodwill and intangible assets not yet available for use or with indefinite useful lives are tested for impairment annually. If it is determined that carrying values of assets or goodwill cannot be recovered, the unrecoverable amounts are charged against current earnings. Recoverability is dependent upon assumptions and judgments regarding market conditions, costs of production, sustaining capital requirements and mineral reserves. Other assumptions used in the calculation of recoverable amounts are discount rates, future cash flows and profit margins. A material change in assumptions may significantly impact the potential impairment of these assets.

B.	Cash generating units

In performing impairment assessments of long-lived assets, assets that cannot be assessed individually are grouped together into the smallest group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Management is required to exercise judgment in identifying these CGUs.

C.	Provisions for decommissioning and reclamation of assets

Significant decommissioning and reclamation activities are often not undertaken until near the end of the useful lives of the productive assets. Regulatory requirements and alternatives with respect to these activities are subject to change over time. A significant change to either the estimated costs or mineral reserves may result in a material change in the amount charged to earnings.

D.	Income taxes

Cameco operates in a number of tax jurisdictions and is, therefore, required to estimate its income taxes in each of these tax jurisdictions in preparing its consolidated financial statements. In calculating income taxes, consideration is given to factors such as tax rates in the different jurisdictions, non-deductible expenses, changes in tax law and management’s expectations of future operating results. Cameco estimates deferred income taxes based on temporary differences between the income and losses reported in its consolidated financial statements and its taxable income and losses as determined under the applicable tax laws. The tax effect of these temporary differences is recorded as deferred tax assets or liabilities in the consolidated financial statements. The calculation of income taxes requires the use of judgment and estimates. The determination of the recoverability of deferred tax assets is dependent on assumptions and judgments regarding future market conditions, production rates and intercompany sales. If these judgments and estimates prove to be inaccurate, future earnings may be materially impacted.

E.	Commencement of production stage

Until a mining property is declared as being in the production stage, all costs related to its development are capitalized. The determination of the date on which a mine enters the production stage is a matter of judgment that impacts when capitalization of development costs ceases and depreciation of the mining property commences and is charged to earnings. Refer to note 2 (g)(ii) for further information on the criteria used to make this assessment.

F.	Mineral reserves

Depreciation on property, plant and equipment is primarily calculated using the unit-of-production method. This method allocates the cost of an asset to each period based on current period production as a portion of total lifetime production or a portion of estimated mineral reserves. Estimates of life-of-mine and amounts of mineral reserves are updated annually and are subject to judgment and significant change over time. If actual mineral reserves prove to be significantly different than the estimates, there could be a material impact on the amounts of depreciation charged to earnings.

G.	Purchase price allocations

The purchase price related to a business combination or asset acquisition is allocated to the underlying acquired assets and liabilities based on their estimated fair values at the time of acquisition. The determination of fair value requires Cameco to make assumptions, estimates and judgments regarding future events. The allocation process is inherently subjective and impacts the amounts assigned to individually identifiable assets and liabilities. As a result, the purchase price allocation impacts Cameco’s reported assets and liabilities and future net earnings due to the impact on future depreciation and amortization expense and impairment tests.

H.	Determination of joint control

Cameco conducts certain operations through joint ownership interests. Judgment is required in assessing whether Cameco has joint control over the investee, which involves determining the relevant activities of the arrangement and whether decisions around relevant activities require unanimous consent. Judgment is also required to determine whether a joint arrangement should be classified as a joint venture or joint operation. Classifying the arrangement requires us to assess our rights and obligations arising from the arrangement. Specifically, management considers the structure of the joint arrangement and whether it is structured through a separate vehicle and when the arrangement is structured through a separate vehicle, we also consider the rights and obligations arising from the legal form of the separate vehicle, the terms of the contractual arrangements and other facts and circumstances, when relevant. This judgment influences whether we equity account or proportionately consolidate our interest in the arrangement.

6.	Accounts receivable

	2017	2016
Trade receivables	$392,759	$236,373
HST/VAT receivables	3,611	3,968
Other receivables	454	2,141

Total	$396,824	$242,482

The Company’s exposure to credit and currency risks as well as impairment loss related to trade and other receivables, excluding harmonized sales tax (HST)/value added tax (VAT) receivables is disclosed in note 24.

7.	Inventories

	2017	2016
Uranium
Concentrate	$820,426	$989,202
Broken ore	47,083	45,581

	867,509	1,034,783
NUKEM	13,801	141,040
Fuel services	68,456	112,116

Total	$949,766	$1,287,939

Cameco expensed $1,654,000,000 of inventory as cost of sales during 2017 (2016—$1,752,000,000). Included in cost of sales is an $8,662,000 net write-down to reflect net realizable value (2016—$18,054,000 net write-down).

In the past, NUKEM has entered into financing arrangements where future receivables arising from certain sales contracts were sold to financial institutions in exchange for cash. These arrangements required NUKEM to satisfy its delivery obligations under the sales contracts, which were recognized as deferred sales (note 13). In addition, NUKEM was required to pledge the underlying inventory as security against these performance obligations. There was no inventory pledged at December 31, 2017. As of December 31, 2016, NUKEM had $4,884,000 ($3,637,000 (US)) of inventory pledged as security under financing arrangements.

8.	Property, plant and equipment

At December 31, 2017

	Land and buildings	Plant and equipment	Furniture and fixtures	Under construction	Exploration and evaluation	Total
Cost
Beginning of year	$4,979,489	$2,640,543	$95,168	$340,340	$1,120,641	$9,176,181
Additions	27,343	13,649	3,521	97,729	1,091	143,333
Transfers	104,134	106,669	(2,455)	(208,359)	11	—
Change in reclamation provision [note 14]	17,541	—	—	—	—	17,541
Disposals	(4,610)	(4,803)	(4,578)	(74,482)	—	(88,473)
Pre-commercial production revenue(a)	(22,818)	(6,487)	—	—	—	(29,305)
Effect of movements in exchange rates	(55,967)	(19,936)	(839)	(497)	(1,463)	(78,702)

End of year	5,045,112	2,729,635	90,817	154,731	1,120,280	9,140,575

Accumulated depreciation and impairment
Beginning of year	2,508,212	1,460,953	80,592	80,674	390,164	4,520,595
Depreciation charge	137,896	175,811	6,490	—	—	320,197
Transfers	48,209	(35,243)	(2,451)	(10,515)	—	—
Disposals	(2,393)	(4,130)	(3,269)	(70,159)	—	(79,951)
Impairment charges(b)(c)	67,535	25,359	—	55,841	91,046	239,781
Effect of movements in exchange rates	(42,210)	(11,290)	(610)	(9)	2,180	(51,939)

End of year	2,717,249	1,611,460	80,752	55,832	483,390	4,948,683

Net book value at December 31, 2017	$2,327,863	$1,118,175	$10,065	$98,899	$636,890	$4,191,892

At December 31, 2016

	Land and buildings	Plant and equipment	Furniture and fixtures	Under construction	Exploration and evaluation	Total
Cost
Beginning of year	$4,862,160	$2,528,488	$121,299	$512,301	$1,147,100	$9,171,348
Additions	25,821	29,231	9,355	150,343	2,158	216,908
Transfers	168,784	126,871	3,410	(305,944)	6,879	—
Change in reclamation provision	(23,124)	—	—	—	—	(23,124)
Disposals	(27,311)	(34,611)	(38,233)	(15,490)	—	(115,645)
Effect of movements in exchange rates	(26,841)	(9,436)	(663)	(870)	(35,496)	(73,306)

End of year	4,979,489	2,640,543	95,168	340,340	1,120,641	9,176,181

Accumulated depreciation and impairment
Beginning of year	2,226,202	1,353,308	110,444	88,681	164,553	3,943,188
Depreciation charge	196,564	129,892	6,957	—	198	333,611
Transfers	27,101	(26,770)	(331)	—	—	—
Disposals	(21,736)	(19,794)	(37,981)	(10,603)	—	(90,114)
Impairment charge(d)(e)	97,152	28,677	2,011	2,596	231,553	361,989
Effect of movements in exchange rates	(17,071)	(4,360)	(508)	—	(6,140)	(28,079)

End of year	2,508,212	1,460,953	80,592	80,674	390,164	4,520,595

Net book value at December 31, 2016	$2,471,277	$1,179,590	$14,576	$259,666	$730,477	$4,655,586

Cameco has contractual capital commitments of approximately $23,000,000 at December 31, 2017. Certain of the contractual commitments may contain cancellation clauses, however the Company discloses the commitments based on management’s intent to fulfill the contract. The majority of this amount is expected to be incurred in 2018.

(a) During 2017, revenues of $29,305,000 from the sales of inventories before the commencement of commercial production of JV Inkai Block 3 are recorded as a reduction of the respective mining assets.

(b) In the fourth quarter of 2017, all remaining proven and probable reserves of our US operations were reclassified to resources, indicating that the mineable remaining pounds of U3O8 no longer have demonstrated economic viability, but have reasonable prospects for economic extraction. In accordance with the provisions of IAS 36, Impairment of Assets, Cameco considered this to be an indicator that the assets of the two cash generating units in the US could potentially be impaired and accordingly, we were required to estimate the recoverable amount of these assets.

An impairment charge of $184,448,000 ($144,450,000 (USD)) was recognized as part of the uranium segment. The amount of the charge was determined as the excess of the carrying value over the recoverable amount which was based on a fair value less costs to sell model and categorized as a non-recurring level 3 fair value measurement. The recoverable amount was determined to be $133,228,000 ($106,200,000 (USD)) based on the fair value of resources in place using comparable market metrics.

(c) Also in the fourth quarter of 2017, Cameco announced the planned temporary suspension of production at the McArthur River/Key Lake operation. Due to this announcement, the Key Lake calciner project, which is part of the uranium segment and was initially undertaken to allow for an increase in annual production, was re-evaluated. As a result, the Company wrote off $55,333,000 of assets under construction on this project.

(d) In the fourth quarter of 2016, Cameco recognized a $237,621,000 impairment charge relating to Kintyre, its uranium exploration project in Australia. Due to the weakening of the uranium market and the budget decision not to commit further expenditures to the project, the Company concluded it was appropriate to recognize an impairment charge. The charge was for the full carrying value of the CGU.

(e) In the second quarter of 2016, production was suspended at our Rabbit Lake operation in northern Saskatchewan. In accordance with the provisions of IAS 36, Impairment of Assets, Cameco considered this to be an indicator that the assets of the cash generating unit could potentially be impaired and accordingly, we were required to estimate the recoverable amount of these assets.

An impairment charge of $124,368,000 was recognized as part of the uranium segment. The charge was for the full carrying value of this cash generating unit. The recoverable amount of the mine and mill was based on a fair value less costs to sell model, which incorporated the future cash flows, including care and maintenance costs, expected to be derived from the operation. It was categorized as a non-recurring level 3 fair value measurement.

The discount rate used in the fair value less costs to sell calculation was 8% and was determined based on a market participant’s incremental borrowing cost, adjusted for the marginal return that the participant would expect to use on an investment in the mine and mill. Other key assumptions included uranium price forecasts and operating and capital cost forecasts. Uranium prices applied in the calculation were based on approved internal price forecasts, which reflect management’s expectation of prices that a market participant would use. Operating and capital cost forecasts were determined based on management’s internal cost estimates.

9.	Goodwill and intangible assets

A. Reconciliation of carrying amount

At December 31, 2017

	Goodwill	Contracts	Intellectual property	Patents	Total
Cost
Beginning of year	$118,664	$117,533	$118,819	$11,737	$366,753
Effect of movements in exchange rates	(7,265)	(7,721)	—	(771)	(15,757)

End of year	111,399	109,812	118,819	10,966	350,996

Accumulated amortization
Beginning of year	—	110,284	49,589	3,570	163,443
Amortization charge	—	2,002	4,091	630	6,723
Impairment charge	111,399	—	—	7,150	118,549
Effect of movements in exchange rates	—	(7,347)	—	(384)	(7,731)

End of year	111,399	104,939	53,680	10,966	280,984

Net book value at December 31, 2017	$—	$4,873	$65,139	$—	$70,012

At December 31, 2016

	Goodwill	Contracts	Intellectual property	Patents	Total
Cost
Beginning of year	$122,314	$121,148	$118,819	$12,098	$374,379
Effect of movements in exchange rates	(3,650)	(3,615)	—	(361)	(7,626)

End of year	118,664	117,533	118,819	11,737	366,753

Accumulated amortization
Beginning of year	—	108,809	45,430	3,010	157,249
Amortization charge	—	4,613	4,159	642	9,414
Effect of movements in exchange rates	—	(3,138)	—	(82)	(3,220)

End of year	—	110,284	49,589	3,570	163,443

Net book value at December 31, 2016	$118,664	$7,249	$69,230	$8,167	$203,310

B.	Amortization

The intangible asset values relate to intellectual property acquired with Cameco Fuel Manufacturing Inc. (CFM) and purchase and sales contracts acquired with NUKEM. The CFM intellectual property is being amortized on a unit-of-production basis over its remaining life. Amortization is allocated to the cost of inventory and is recognized in cost of products and services sold as inventory is sold. The NUKEM purchase and sales contracts will be amortized to earnings over the remaining terms of the underlying contracts, which extend to 2022. Amortization of the purchase contracts is allocated to the cost of inventory and is included in cost of products and services sold as inventory is sold. Sales contracts are amortized to revenue. Approximately $998,000 of pre-tax earnings (in USD) relating to the amortization of the fair value allocated to the NUKEM contracts will be amortized in 2018 with the remaining balance being recognized fairly evenly each year through 2022.

Patents acquired with UFP Investments LLC (UFP) were being amortized to cost of products and services sold on a straight-line basis over their remaining life which expires in July 2029. In the fourth quarter of 2017, Cameco recorded an impairment charge of $7,150,000 on these assets due to continuing weakness in the uranium market and limited budget allocated to this project.

C.	Impairment test

For the purpose of impairment testing, goodwill is attributable to NUKEM, which is considered to be a CGU.

In the third quarter of 2017, Cameco restructured its global marketing organization in response to the changing business environment. The restructuring significantly impacts the marketing activities historically performed by NUKEM. In accordance with the provisions of IAS 36, Impairment of Assets, Cameco considered this to be an indicator that the assets of the CGU could potentially be impaired and accordingly, we were required to estimate the recoverable amount of these assets.

The recoverable amount of NUKEM was estimated based on a fair value less costs to sell calculation and was concluded to be equal to the carrying value of its inventory and existing contracts. A change in the previous assumption, that there would be cash flows generated beyond a five-year period, resulted in the elimination of the terminal value. Accordingly, an impairment charge of $111,399,000 ($88,377,000 (US)) was recorded, representing the full carrying value of NUKEM goodwill.

10.	Long-term receivables, investments and other

	2017	2016
Investments in equity securities [note 24]	$21,417	$14,807
Derivatives [note 24]	40,804	10,612
Advances receivable from JV Inkai LLP [note 29]	58,820	90,095
Investment tax credits	92,846	93,920
Amounts receivable related to tax dispute [note 19]	303,222	264,042
Other	39,053	49,506

	556,162	522,982
Less current portion	(36,089)	(10,498)

Net	$520,073	$512,484

11.	Accounts payable and accrued liabilities

	2017	2016
Trade payables	$177,040	$213,481
Non-trade payables	75,784	85,632
Payables due to related parties	5,581	13,787

Total	$258,405	$312,900

The Company’s exposure to currency and liquidity risk related to trade and other payables is disclosed in note 24.

12.	Long-term debt

	2017	2016
Unsecured debentures
Series D - 5.67% debentures due September 2, 2019 [note 24]	$499,020	$498,472
Series E - 3.75% debentures due November 14, 2022	398,604	398,346
Series F - 5.09% debentures due November 14, 2042	99,271	99,256
Series G - 4.19% debentures due June 24, 2024	497,576	497,253

Total	$1,494,471	$1,493,327

Cameco has a $1,250,000,000 unsecured revolving credit facility that is available until November 1, 2021. Upon mutual agreement, the facility can be extended for an additional year on the anniversary date. In addition to direct borrowings under the facility, up to $100,000,000 can be used for the issuance of letters of credit and, to the extent necessary, it may be used to provide liquidity support for the Company’s commercial paper program. The agreement also provides the ability to increase the revolving credit facility above $1,250,000,000 by increments no less than $50,000,000, to a total of $1,750,000,000. The facility ranks equally with all of Cameco’s other senior debt. As of December 31, 2017 and 2016, there were no amounts outstanding under this facility.

Cameco has $1,667,932,000 (2016—$1,658,727,000) in letter of credit facilities. Outstanding and committed letters of credit at December 31, 2017 amounted to $1,474,155,000 (2016—$1,470,435,000), the majority of which relate to future decommissioning and reclamation liabilities (note 14).

Cameco is bound by a covenant in its revolving credit facility. The covenant requires a funded debt to tangible net worth ratio equal to or less than 1:1. Non-compliance with this covenant could result in accelerated payment and termination of the revolving credit facility. At December 31, 2017, Cameco was in compliance with the covenant and does not expect its operating and investing activities in 2018 to be constrained by it.

The table below represents currently scheduled maturities of long-term debt:

2018	2019	2020	2021	2022	Thereafter	Total
$—	499,020	—	—	398,604	596,847	$1,494,471

13.	Other liabilities

	2017	2016
Deferred sales	$29,148	$29,423
Derivatives [note 24]	23,414	58,885
Accrued pension and post-retirement benefit liability [note 23]	74,804	69,699
Other	53,107	25,725

	180,473	183,732
Less current portion	(54,370)	(60,744)

Net	$126,103	$122,988

There were no performance obligations relating to financing arrangements entered into by NUKEM included in deferred sales at the end of 2017 (2016 - $6,143,000 ($4,575,000 (US))) (note 7).

14.	Provisions

	Reclamation	Waste disposal	Total
Beginning of year	$899,261	$9,521	$908,782
Changes in estimates and discount rates
Capitalized in property, plant and equipment [note 8]	17,541	—	17,541
Recognized in earnings	43	(546)	(503)
Provisions used during the period	(13,343)	(989)	(14,332)
Unwinding of discount [note 17]	21,866	154	22,020
Effect of movements in exchange rates	(19,968)	—	(19,968)

End of period	$905,400	$8,140	$913,540

Current	$36,617	$1,890	$38,507
Non-current	868,783	6,250	875,033

	$905,400	$8,140	$913,540

A.	Reclamation provision

Cameco’s estimates of future decommissioning obligations are based on reclamation standards that satisfy regulatory requirements. Elements of uncertainty in estimating these amounts include potential changes in regulatory requirements, decommissioning and reclamation alternatives and amounts to be recovered from other parties.

Cameco estimates total future decommissioning and reclamation costs for its existing operating assets to be $1,051,746,000 (2016 - $1,037,302,000). The expected timing of these outflows is based on life-of-mine plans with the majority of expenditures expected to occur after 2022. These estimates are reviewed by Cameco technical personnel as required by regulatory agencies or more frequently as circumstances warrant. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of $1,011,613,000 (2016 - $988,207,000) in the form of letters of credit to satisfy current regulatory requirements.

The reclamation provision relates to the following segments:

	2017	2016
Uranium	$669,835	$645,219
Fuel services	235,565	254,042

Total	$905,400	$899,261

B.	Waste disposal

The fuel services segment consists of the Blind River refinery, Port Hope conversion facility and Cameco Fuel Manufacturing Inc.. The refining, conversion and manufacturing processes generate certain uranium contaminated waste. These include contaminated combustible material (paper, rags, gloves, etc.) and contaminated non-combustible material (metal parts, soil from excavations, building and roofing materials, spent uranium concentrate drums, etc.). These materials can in some instances be recycled or reprocessed. A provision for waste disposal costs in respect of these materials is recognized when they are generated.

Cameco estimates total future costs related to existing waste disposal to be $8,239,000 (2016 - $14,930,000). The majority of these expenditures are expected to occur within the next four years.

15.	Share capital

Authorized share capital:

•	Unlimited number of first preferred shares

•	Unlimited number of second preferred shares

•	Unlimited number of voting common shares, no stated par value, and

•	One Class B share

A.	Common Shares

Number issued (number of shares)	2017	2016
Beginning of year	395,792,522	395,792,522
Issued:
Stock option plan [note 22]	210	—

Total	395,792,732	395,792,522

All issued shares are fully paid.

B.	Class B share

One Class B share issued during 1988 and assigned $1 of share capital entitles the shareholder to vote separately as a class in respect of any proposal to locate the head office of Cameco to a place not in the province of Saskatchewan.

C.	Dividends

Dividends on Cameco Corporation common shares are declared in Canadian dollars. For the year ended December 31, 2017, the dividend declared per share was $0.40 (December 31, 2016 - $0.40).

16.	Employee benefit expense

The following employee benefit expenses are included in cost of products and services sold, administration, exploration, research and development and property, plant and equipment:

	2017	2016
Wages and salaries	$331,521	$379,620
Statutory and company benefits	60,334	66,402
Expenses related to defined benefit plans [note 23]	5,208	5,128
Expenses related to defined contribution plans [note 23]	15,929	17,716
Equity-settled share-based compensation [note 22]	18,433	19,305
Cash-settled share-based compensation [note 22]	134	(822)

Total	$431,559	$487,349

17.	Finance costs

	2017	2016
Interest on long-term debt	$73,211	$73,434
Unwinding of discount on provisions [note 14]	22,020	20,733
Other charges	15,377	16,860
Interest on short-term debt	—	879

Total	$110,608	$111,906

No borrowing costs were determined to be eligible for capitalization during the year.

18.	Other income (expense)

	2017	2016
Foreign exchange losses	$(23,168)	$(5,935)
Contract settlements	—	59,027
Gain on change in investment accounting	—	7,032
Write-off of long-term receivables	(5,926)	—
Other	(1,316)	547

Total	$(30,410)	$60,671

In 2016, Cameco agreed to terminate two long-term supply contracts with two of its utility customers that were effective for the years 2016 through 2020 and 2016 through 2021. The resulting gain on contract settlements was $59,027,000.

Also in 2016, Cameco’s share in one of its associates decreased such that equity accounting was no longer appropriate. As a result, the difference between its carrying value and fair value was recognized in other income. As an available-for-sale investment, future changes in fair value are being recognized in other comprehensive income.

19.	Income taxes

A.	Significant components of deferred tax assets and liabilities

	Recognized in earnings		As at December 31
	2017	2016	2017	2016
Assets
Property, plant and equipment	$(4,325)	$118,853	$115,193	$118,853
Provision for reclamation	(16,760)	(11,001)	227,785	244,012
Inventories	1,027	—	1,027	—
Foreign exploration and development	16	(43)	5,295	5,279
Income tax losses (gains)	57,203	(22,093)	459,885	402,550
Defined benefit plan actuarial losses	—	—	7,845	5,691
Long-term investments and other	(27,166)	(25,589)	31,674	56,093

Deferred tax assets	9,995	60,127	848,704	832,478

Liabilities
Property, plant and equipment	—	(68,385)	—	—
Inventories	(12,430)	(10,144)	—	12,430

Deferred tax liabilities	(12,430)	(78,529)	—	12,430

Net deferred tax asset	$22,425	$138,656	$848,704	$820,048

Deferred tax allocated as	2017	2016
Deferred tax assets	$861,171	$835,985
Deferred tax liabilities	(12,467)	(15,937)

Net deferred tax asset	$848,704	$820,048

Cameco has recorded a net deferred tax asset of $861,171,000 (December 31, 2016—$835,985,000). The realization of this deferred tax asset is dependent upon the generation of future taxable income in certain jurisdictions during the periods in which the Company’s deferred tax assets are available. The Company considers whether it is probable that all or a portion of the deferred tax assets will not be realized. In making this assessment, management considers all available evidence, including recent financial operations, projected future taxable income and tax planning strategies. Based on projections of future taxable income over the periods in which the deferred tax assets are available, realization of these deferred tax assets is probable and consequently the deferred tax assets have been recorded.

B.	Movement in net deferred tax assets and liabilities

	2017	2016
Net deferred tax asset at beginning of year	$820,048	$678,495
Recovery for the year in net earnings	22,425	138,656
Recovery for the year in other comprehensive income	1,490	435
Effect of movements in exchange rates	4,741	2,462

End of year	$848,704	$820,048

C.	Significant components of unrecognized deferred tax assets

	2017	2016
Income tax losses	$259,770	$284,338
Property, plant and equipment	2,076	3,789
Provision for reclamation	71,463	40,749
Long-term investments and other	68,544	107,096

Total	$401,853	$435,972

During December 2017, United States (US) tax reform legislation was enacted. This new legislation will not result in a significant impact on our financial statements as we derecognized the amounts related to our US deferred tax asset in 2015. At that time, it was determined that it was no longer probable that there would be sufficient taxable profit in the future against which the US operating losses and other tax deductions could be used. The change in legislation does however, significantly reduce the value of our unrecognized US deferred tax assets due to the US tax rate decrease. In addition, we have alternative minimum tax credits of $4,073,000 US that will be refunded between 2018 and 2021.

D.	Tax rate reconciliation

The provision for income taxes differs from the amount computed by applying the combined expected federal and provincial income tax rate to earnings before income taxes. The reasons for these differences are as follows:

	2017	2016
Loss before income taxes and non-controlling interest	$(207,237)	$(154,234)
Combined federal and provincial tax rate	26.7%	26.9%

Computed income tax recovery	(55,332)	(41,489)
Increase (decrease) in taxes resulting from:
Difference between Canadian rates and rates applicable to subsidiaries in other countries	(51,526)	(175,092)
Change in unrecognized deferred tax assets	70,353	106,766
Other taxes	—	(2,278)
Share-based compensation plans	1,349	1,221
Change in tax provision related to transfer pricing	3,000	8,000
Non-deductible (non-taxable) capital amounts	3,034	—
Change in legislation	(12,199)	—
Non-deductible goodwill impairment	35,520	—
Other permanent differences	3,282	8,517

Income tax recovery	$(2,519)	$(94,355)

E.	Earnings and income taxes by jurisdiction

	2017	2016
Earnings (loss) before income taxes
Canada	$(53,521)	$(463,946)
Foreign	(153,716)	309,712

	$(207,237)	$(154,234)

Current income taxes
Canada	$5,221	$3,454
Foreign	14,685	40,847

	$19,906	$44,301

Deferred income tax recovery
Canada	$(18,272)	$(120,519)
Foreign	(4,153)	(18,137)

	$(22,425)	$(138,656)

Income tax recovery	$(2,519)	$(94,355)

F.	Reassessments

Canada

In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (CRA) disputed the transfer pricing structure and methodology used by Cameco and its wholly owned Swiss subsidiary, Cameco Europe Ltd., in respect of sale and purchase agreements for uranium products. From December 2008 to date, CRA issued notices of reassessment for the taxation years 2003 through 2011, which in aggregate have increased Cameco’s income for Canadian tax purposes by approximately $4,100,000,000. CRA has also issued notices of reassessment for transfer pricing penalties for the years 2007 through 2011 in the amount of $371,000,000. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for subsequent years on a similar basis and that these will require Cameco to make future remittances or provide security on receipt of the reassessments.

Using the methodology we believe that CRA will continue to apply and including the $4,100,000,000 already reassessed, we expect to receive notices of reassessment for a total of approximately $8,400,000,000 for the years 2003 through 2017, which would increase Cameco’s income for Canadian tax purposes and result in a related tax expense of approximately $2,500,000,000. In addition to penalties already imposed, CRA may continue to apply penalties to taxation years subsequent to 2011. As a result, we estimate that cash taxes and transfer pricing penalties would be between $1,950,000,000 and $2,150,000,000. In addition, we estimate there would be interest and instalment penalties applied that would be material to Cameco. While in dispute, we would be responsible for remitting or otherwise securing 50% of the cash taxes and transfer pricing penalties (between $970,000,000 and $1,070,000,000), plus related interest and instalment penalties assessed, which would be material to Cameco.

Under Canadian federal and provincial tax rules, the amount required to be remitted each year will depend on the amount of income reassessed in that year and the availability of elective deductions. Recently, the CRA disallowed the use of any loss carry-backs to be applied to any transfer pricing adjustment, starting with the 2008 tax year. In light of our view of the likely outcome of the case, we expect to recover the amounts remitted to CRA, including cash taxes, interest and penalties totalling $303,222,000 already paid as at December 31, 2017 (December 31, 2016 - $264,042,000) (note 10). In addition to the cash remitted, we have provided $421,000,000 in letters of credit to secure 50% of the cash taxes and related interest.

The trial for the 2003, 2005 and 2006 reassessments concluded on September 13, 2017. We expect to have a Tax Court decision within six to 18 months of that date. Once the Tax Court has delivered a decision for the 2003, 2005 and 2006 tax years we will consider how the decision relates to other years in issue (being 2004 and years subsequent to 2006). While the decision would not be legally binding for any year other than the trial years, we expect the ultimate decision for the trial years to be an important factor in resolving the dispute for the other years in issue.

Having regard to advice from its external advisors, Cameco’s opinion is that CRA’s position is incorrect and Cameco is contesting CRA’s position and expects to recover any amounts remitted or secured as a result of the reassessments. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has recorded a cumulative tax provision related to this matter for the years 2003 through the current period in the amount of $61,000,000. While the resolution of this matter may result in liabilities that are higher or lower than the reserve, management believes that the ultimate resolution will not be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution. Resolution of this matter as stipulated by CRA would be material to Cameco’s financial position, results of operations or liquidity in the year(s) of resolution and other unfavourable outcomes for the years 2003 to date could be material to Cameco’s financial position, results of operations and cash flows in the year(s) of resolution.

Further to Cameco’s decision to contest CRA’s reassessments, Cameco is pursuing its appeal rights under Canadian federal and provincial tax rules.

G.	Income tax losses

At December 31, 2017, income tax losses carried forward of $2,609,070,000 (2016—$2,432,772,000) are available to reduce taxable income. These losses expire as follows:

Date of expiry	Canada	US	Other	Total
2030	$47	$—	$—	$47
2031	—	20,147	—	20,147
2032	171,687	21,698	—	193,385
2033	284,592	36,989	—	321,581
2034	302,121	20,404	—	322,525
2035	334,769	14,198	—	348,967
2036	168,218	43,150	—	211,368
2037	18	53,724	—	53,742
2038	—	—	—	—
2039	—	—	—	—
2040	—	—	—	—
No expiry	—	—	1,137,308	1,137,308

	$1,261,452	$210,310	$1,137,308	$2,609,070

Included in the table above is $958,417,000 (2016 - $912,916,000) of temporary differences related to loss carry forwards where no future benefit has been recognized.

20.	Per share amounts

Per share amounts have been calculated based on the weighted average number of common shares outstanding during the period. The weighted average number of paid shares outstanding in 2017 was 395,792,686 (2016 - 395,792,522).

	2017	2016
Basic loss per share computation
Net loss attributable to equity holders	$(204,942)	$(61,611)
Weighted average common shares outstanding	395,793	395,793

Basic loss per common share	$(0.52)	$(0.16)

Diluted loss per share computation
Net loss attributable to equity holders	$(204,942)	$(61,611)
Weighted average common shares outstanding	395,793	395,793
Dilutive effect of stock options	—	—

Weighted average common shares outstanding, assuming dilution	395,793	395,793

Diluted loss per common share	$(0.52)	$(0.16)

21.	Supplemental cash flow information

Other operating items included in the statements of cash flows are as follows:

	2017	2016
Changes in non-cash working capital:
Accounts receivable	$(174,613)	$1,529
Inventories	299,980	(73,833)
Supplies and prepaid expenses	15,436	10,867
Accounts payable and accrued liabilities	(64,689)	(17,989)
Reclamation payments	(14,334)	(13,507)
Amortization of purchase price allocation	(2,996)	27,848
Other	28,273	(4,049)

Other operating items	$87,057	$(69,134)

The changes in liabilities arising from financing activities were as follows:

	Long-term debt	Interest payable	Dividends payable	Share capital	Total
Balance at January 1, 2017	$1,493,327	$12,401	$39,579	$1,862,646	$3,407,953
Changes from financing cash flows:
Dividends paid	—	—	(158,297)	—	(158,297)
Interest paid	—	(69,498)	—	—	(69,498)
Shares issued, stock option plan	—	—	—	4	4

Total cash changes	—	(69,498)	(158,297)	4	(227,791)

Non-cash changes:
Amorization of issue costs	1,144	—	—	—	1,144
Dividends declared	—	—	158,297	—	158,297
Interest expense	—	72,067	—	—	72,067
Shares issued, stock option plan	—	—	—	2	2

Total non-cash changes	1,144	72,067	158,297	2	231,510

Balance at December 31, 2017	$1,494,471	$14,970	$39,579	$1,862,652	$3,411,672

22.	Share-based compensation plans

The Company has the following equity-settled plans:

A.	Stock option plan

The Company has established a stock option plan under which options to purchase common shares may be granted to employees of Cameco. Options granted under the stock option plan have an exercise price of not less than the closing price quoted on the Toronto Stock Exchange (TSX) for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options carry vesting periods of one to three years, and expire eight years from the date granted.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198 of which 27,870,289 shares have been issued.

Stock option transactions for the respective years were as follows:

(Number of options)	2017	2016
Beginning of year	8,020,311	8,503,238
Options granted	1,373,040	1,273,340
Options forfeited	(564,423)	(1,156,737)
Options expired	(504,052)	(599,530)
Options exercised [note 15]	(210)	—

End of year	8,324,666	8,020,311

Exercisable	5,809,077	5,929,550

Weighted average exercise prices were as follows:

	2017	2016
Beginning of year	$23.61	$26.04
Options granted	14.70	16.38
Options forfeited	26.49	25.70
Options expired	19.50	38.81
Options exercised	19.37	—

End of year	$22.19	$23.61

Exercisable	$24.95	$25.46

Total options outstanding and exercisable at December 31, 2017 were as follows:

		Options outstanding		Options exercisable
Option price per share	Number	Weighted average remaining life	Weighted average exercisable price	Number	Weighted average exercisable price
$14.70 - 20.22	3,527,303	5.7	$16.46	1,011,714	$18.08
$20.23 - 39.53	4,797,363	2.2	$26.41	4,797,363	$26.41

	8,324,666			5,809,077

The foregoing options have expiry dates ranging from February 28, 2018 to February 28, 2025.

B.	Executive performance share unit (PSU)

The Company has established a PSU plan whereby it provides each plan participant an annual grant of PSUs in an amount determined by the board. Each PSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the board’s discretion, at the end of each three-year period if certain performance and vesting criteria have been met. The final value of the PSUs will be based on the value of Cameco common shares at the end of the three-year period and the number of PSUs that ultimately vest. Vesting of PSUs at the end of the three-year period will be based on total shareholder return over the three years, Cameco’s ability to meet its annual operating targets and whether the participating executive remains employed by Cameco at the end of the three-year vesting period. As of December 31, 2017, the total number of PSUs held by the participants, after adjusting for forfeitures on retirement, was 1,070,997 (2016 - 892,895).

C.	Restricted share unit (RSU)

The Company has established an RSU plan whereby it provides each plan participant an annual grant of RSUs in an amount determined by the board. Each RSU represents one phantom common share that entitles the participant to a payment of one Cameco common share purchased on the open market, or cash with an equivalent market value, at the board’s discretion. The RSUs carry vesting periods of one to three years, and the final value of the units will be based on the value of Cameco common shares at the end of the vesting periods. As of December 31, 2017, the total number of RSUs held by the participants was 463,151 (2016 - 557,957).

D.	Employee share ownership plan

Cameco also has an employee share ownership plan, whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company’s contributions are expensed during the year of contribution. Under the plan, employees have the opportunity to participate in the program to a maximum of 6% of eligible earnings each year with Cameco matching the first 3% of employee-paid shares by 50%. Cameco contributes $1,000 of shares annually to each employee that is enrolled in the plan. Shares purchased with Company contributions and with dividends paid on such shares become unrestricted 12 months from the date on which such shares were purchased. At December 31, 2017, there were 2,979 participants in the plan (2016 - 3,356). The total number of shares purchased in 2017 with Company contributions was 370,381 (2016 - 404,550). In 2017, the Company’s contributions totalled $4,473,000 (2016 - $5,204,000).

Cameco records compensation expense under its equity-settled plans with an offsetting credit to contributed surplus, to reflect the estimated fair value of units granted to employees. During the year, the Company recognized the following expenses under these plans:

	2017	2016
Stock option plan	$4,941	$4,588
Performance share unit plan	6,186	5,572
Restricted share unit plan	2,833	3,941
Employee share ownership plan	4,473	5,204

End of year	$18,433	$19,305

Fair value measurement of equity-settled plans

The fair value of the units granted through the PSU plan was determined based on Monte Carlo simulation and the fair value of options granted under the stock option plan was measured based on the Black-Scholes option-pricing model. The fair value of RSUs granted was determined based on their intrinsic value on the date of grant. Expected volatility was estimated by considering historic average share price volatility.

The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows:

	Stock option plan	PSU	RSU
Number of options granted	1,373,040	470,120	279,892
Average strike price	$14.70	—	$14.71
Expected dividend	$0.40	—	—
Expected volatility	34%	36%	—
Risk-free interest rate	1.1%	0.9%	—
Expected life of option	4.7 years	3 years	—
Expected forfeitures	7%	9%	13%
Weighted average grant date fair values	$3.34	$14.72	$14.71

In addition to these inputs, other features of the PSU grant were incorporated into the measurement of fair value. The market condition based on total shareholder return was incorporated by utilizing a Monte Carlo simulation. The non-market criteria relating to realized selling prices and operating targets have been incorporated into the valuation at grant date by reviewing prior history and corporate budgets.

The Company has the following cash-settled plans:

A.	Deferred share unit (DSU)

Cameco offers a DSU plan to non-employee directors. A DSU is a notional unit that reflects the market value of a single common share of Cameco. 60% of each director’s annual retainer is paid in DSUs. In addition, on an annual basis, directors can elect to receive 25%, 50%, 75% or 100% of the remaining 40% of their annual retainer and any additional fees in the form of DSUs. If a director meets their ownership requirements, the director may elect to take 25%, 50%, 75% or 100% of their annual retainer and any fees in cash, with the balance, if any, to be paid in DSUs. Each DSU fully vests upon award. The DSUs will be redeemed for cash upon a director leaving the board. The redemption amount will be based upon the weighted average of the closing prices of the common shares of Cameco on the TSX for the last 20 trading days prior to the redemption date multiplied by the number of DSUs held by the director. As of December 31, 2017, the total number of DSUs held by participating directors was 452,981 (2016 - 514,352).

B.	Phantom stock option

Cameco makes annual grants of bonuses to eligible non-North American employees in the form of phantom stock options. Employees receive the equivalent value of shares in cash when exercised. Options granted under the phantom stock option plan have an award value equal to the closing price quoted on the TSX for the common shares of Cameco on the trading day prior to the date on which the option is granted. The options vest over three years and expire eight years from the date granted. As of December 31, 2017, the number of options held by participating employees was 391,714 (2016 - 347,858) with exercise prices ranging from $14.70 to $39.53 per share (2016 - $16.38 to $39.53) and a weighted average exercise price of $22.13 (2016 - $24.13).

Cameco has recognized the following expenses (recoveries) under its cash-settled plans:

	2017	2016
Deferred share unit plan	$(42)	$(739)
Phantom stock option plan	176	(83)

	$134	$(822)

At December 31, 2017, a liability of $5,771,000 (2016—$7,558,000) was included in the consolidated statements of financial position to recognize accrued but unpaid expenses for cash-settled plans.

Fair value measurement of cash-settled plans

The fair value of the phantom stock option plan was measured based on the Black-Scholes option-pricing model. Expected volatility is estimated by considering historic average share price volatility. The inputs used in the measurement of the fair values of the phantom stock option plan at the grant and reporting dates were as follows:

	Grant date March 1, 2017	Reporting date December 31, 2017
Number of units	127,595	391,714
Average strike price	$14.70	$22.13
Expected dividend	$0.40	$0.08
Expected volatility	33%	38%
Risk-free interest rate	1.1%	1.7%
Expected life of option	4.5 years	3.3 years
Expected forfeitures	7%	7%
Weighted average measurement date fair values	$3.28	$1.35

23.	Pension and other post-retirement benefits

Cameco maintains both defined benefit and defined contribution plans providing pension benefits to substantially all of its employees. All regular and temporary employees participate in a registered defined contribution plan. This plan is registered under the Pension Benefits Standard Act, 1985. In addition, all Canadian-based executives participate in a non-registered supplemental executive pension plan which is a defined benefit plan.

Under the supplemental executive pension plan (SEPP), Cameco provides a lump sum benefit equal to the present value of a lifetime pension benefit based on the executive’s length of service and final average earnings. The plan provides for unreduced benefits to be paid at the normal retirement age of 65, however unreduced benefits could be paid if the executive was at least 60 years of age and had 20 years of service at retirement. This program provides for a benefit determined by a formula based on earnings and service, reduced by the benefits payable under the registered base plan. Security is provided for the SEPP benefits through a letter of credit held by the plan’s trustee. The face amount of the letter of credit is determined each year based on the wind-up liabilities of the supplemental plan, less any plan assets currently held with the trustee. A valuation is required annually to determine the letter of credit amount. Benefits will continue to be paid from plan assets until the fund is exhausted, at which time Cameco will begin paying benefits from corporate assets.

Cameco also maintains non-pension post-retirement plans (“other benefit plans”) which are defined benefit plans that cover such benefits as group life insurance and supplemental health and dental coverage to eligible employees and their dependents. The costs related to these plans are charged to earnings in the period during which the employment services are rendered. These plans are funded by Cameco as benefit claims are made.

The board of directors of Cameco has final responsibility and accountability for the Cameco retirement programs. The board is ultimately responsible for managing the programs to comply with applicable legislation, providing oversight over the general functions and setting certain policies.

Cameco expects to pay $1,713,000 in contributions and letter of credit fees to its defined benefit plans in 2018.

The post-retirement plans expose Cameco to actuarial risks, such as longevity risk, market risk, interest rate risk, liquidity risk and foreign currency risk. The other benefit plans expose Cameco to risks of higher supplemental health and dental utilization than expected. However, the other benefit plans have limits on Cameco’s annual benefits payable.

The effective date of the most recent valuation for funding purposes on the registered defined benefit pension plans is January 1, 2015. The next planned effective date for valuations is January 1, 2018.

Cameco has more than one defined benefit plan and has generally provided aggregated disclosures in respect of these plans, on the basis that these plans are not exposed to materially different risks. Information relating to Cameco’s defined benefit plans is shown in the following table:

	Pension benefit plans		Other benefit plans
	2017	2016	2017	2016
Fair value of plan assets, beginning of year	$8,652	$10,632	$—	$—
Interest income on plan assets	320	403	—	—
Return on assets excluding interest income	(2)	(127)	—	—
Benefits paid	(907)	(2,254)	—	—
Administrative costs paid	(2)	(2)	—	—

Fair value of plan assets, end of year	$8,061	$8,652	$—	$—

Defined benefit obligation, beginning of year	$54,930	$52,996	$23,421	$21,771
Current service cost	1,544	1,634	1,227	1,153
Interest cost	1,810	1,842	945	900
Actuarial loss arising from:
- financial assumptions	3,840	677	2,076	373
- experience adjustment	2,403	1,605	50	161
Benefits paid	(9,095)	(2,970)	(826)	(937)
Foreign exchange	540	(854)	—	—

Defined benefit obligation, end of year	$55,972	$54,930	$26,893	$23,421

Defined benefit liability [note 13]	$(47,911)	$(46,278)	$(26,893)	$(23,421)

The percentages of the total fair value of assets in the pension plans for each asset category at December 31 were as follows:

	Pension benefit plans
	2017	2016
Asset category(a)
Canadian equity securities	8%	8%
Global equity securities	16%	15%
Canadian fixed income	27%	26%
Other(b)	49%	51%

Total	100%	100%

(a)	The defined benefit plan assets contain no material amounts of related party assets at December 31, 2017 and 2016 respectively.
(b)	Relates to the value of the refundable tax account held by the Canada Revenue Agency. The refundable total is approximately equal to half of the sum of the realized investment income plus employer contributions less half of the benefits paid by the plan.

The following represents the components of net pension and other benefit expense included primarily as part of administration:

	Pension benefit plans		Other benefit plans
	2017	2016	2017	2016
Current service cost	$1,544	$1,634	$1,227	$1,153
Net interest cost	1,490	1,439	945	900
Administration cost	2	2	—	—

Defined benefit expense [note 16]	3,036	3,075	2,172	2,053
Defined contribution pension expense [note 16]	15,929	17,716	—	—

Net pension and other benefit expense	$18,965	$20,791	$2,172	$2,053

The total amount of actuarial losses recognized in other comprehensive income is:

	Pension benefit plans		Other benefit plans
	2017	2016	2017	2016
Actuarial loss	$6,243	$2,282	$2,126	$534
Return on plan assets excluding interest income	2	127	—	—

	$6,245	$2,409	$2,126	$534

The assumptions used to determine the Company’s defined benefit obligation and net pension and other benefit expense were as follows at December 31 (expressed as weighted averages):

	Pension benefit plans		Other benefit plans
	2017	2016	2017	2016
Discount rate - obligation	3.4%	3.9%	3.4%	3.9%
Discount rate - expense	3.9%	3.9%	3.9%	4.0%
Rate of compensation increase	3.0%	3.0%	—	—
Initial health care cost trend rate	—	—	7.0%	7.0%
Cost trend rate declines to	—	—	5.0%	5.0%
Year the rate reaches its final level	—	—	2021	2021
Dental care cost trend rate	—	—	5.0%	5.0%

At December 31, 2017, the weighted average duration of the defined benefit obligation for the pension plans was 20.3 years (2016 - 19.6 years) and for the other benefit plans was 15.7 years (2016 - 15.2 years).

A 1% change at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the following:

	Pension benefit plans		Other benefit plans
	Increase	Decrease	Increase	Decrease
Discount rate	$(7,103)	$9,296	$(3,693)	$4,689
Rate of compensation increase	2,841	(2,598)	n/a	n/a

A 1% change in any of the other assumptions would not have a significant impact on the defined benefit obligation.

The methods and assumptions used in preparing the sensitivity analyses are the same as the methods and assumptions used in determining the financial position of Cameco’s plans as at December 31, 2017. The sensitivity analyses are determined by varying the sensitivity assumption and leaving all other assumptions unchanged. Therefore, the sensitivity analyses do not recognize any interdependence in the assumptions. The methods and assumptions used in determining the above sensitivity are consistent with the methods and assumptions used in the previous year.

In addition, an increase of one year in the expected lifetime of plan participants in the pension benefit plans would increase the defined benefit obligation by $1,329,000.

To measure the longevity risk for these plans, the mortality rates were reduced such that the average life expectancy for all members increased by one year. The reduced mortality rates were subsequently used to re-measure the defined benefit obligation of the entire plan.

24.	Financial instruments and related risk management

Cameco is exposed in varying degrees to a variety of risks from its use of financial instruments. Management and the board of directors, both separately and together, discuss the principal risks of our businesses. The board sets policies for the implementation of systems to manage, monitor and mitigate identifiable risks. Cameco’s risk management objective in relation to these instruments is to protect and minimize volatility in cash flow. The types of risks Cameco is exposed to, the source of risk exposure and how each is managed is outlined below.

Market risk

Market risk is the risk that changes in market prices, such as commodity prices, foreign currency exchange rates and interest rates, will affect the Company’s earnings or the fair value of its financial instruments. Cameco engages in various business activities which expose the Company to market risk. As part of its overall risk management strategy, Cameco uses derivatives to manage some of its exposures to market risk that result from these activities.

Derivative instruments may include financial and physical forward contracts. Such contracts may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency. Market risks are monitored regularly against defined risk limits and tolerances.

Cameco’s actual exposure to these market risks is constantly changing as the Company’s portfolios of foreign currency, interest rate and commodity contracts change.

The types of market risk exposure and the way in which such exposure is managed are as follows:

A.	Commodity price risk

As a significant producer and supplier of uranium and nuclear fuel processing services, Cameco bears significant exposure to changes in prices for these products. A substantial change in prices will affect the Company’s net earnings and operating cash flows. Prices for Cameco’s products are volatile and are influenced by numerous factors beyond the Company’s control, such as supply and demand fundamentals and geopolitical events.

Cameco’s sales contracting strategy focuses on reducing the volatility in future earnings and cash flow, while providing both protection against decreases in market price and retention of exposure to future market price increases. To mitigate the risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from pricing volatility.

Cameco is exposed to commodity price risk through its use of a uranium contract derivative. As of the reporting date, a 30% decrease in the price of uranium based on the Numerco forward uranium price curve, would result in a loss on this derivative of $7,516,000 ($5,770,000 (US)). A 30% increase would have an equal but opposite impact.

B.	Foreign exchange risk

The relationship between the Canadian and US dollar affects financial results of the uranium business as well as the fuel services business. Sales of uranium product, conversion and fuel manufacturing services are routinely denominated in US dollars while production costs are largely denominated in Canadian dollars.

Cameco attempts to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. To mitigate risks associated with foreign currency, Cameco enters into forward sales and option contracts to establish a price for future delivery of the foreign currency. These foreign currency contracts are not designated as hedges and are recorded at fair value with changes in fair value recognized in earnings. Cameco also has a natural hedge against US currency fluctuations because a portion of its annual cash outlays, including purchases of uranium and conversion services, is denominated in US dollars.

Cameco holds a number of financial instruments denominated in foreign currencies that expose the Company to foreign exchange risk. Cameco measures its exposure to foreign exchange risk on financial instruments as the change in carrying values that would occur as a result of reasonably possible changes in foreign exchange rates, holding all other variables constant. As of the reporting date, the Company has determined its pre-tax exposure to foreign currency exchange risk on financial instruments to be as follows based on a 5% weakening of the Canadian dollar:

		Carrying value
	Currency	(Cdn)	Gain (loss)
Cash and cash equivalents	EUR	$23,495	$1,175
Cash and cash equivalents	USD	149,655	7,483
Accounts receivable	USD	333,240	16,662
Accounts receivable	KZT	42,032	2,212
Long-term receivables, investments and other	USD	58,820	2,941
Accounts payable and accrued liabilities	USD	(88,281)	(4,414)
Net foreign currency derivatives	USD	34,360	(59,965)

A 5% strengthening of the Canadian dollar against the currencies above at December 31, 2017 would have had an equal but opposite effect on the amounts shown above, assuming all other variables remained constant.

C.	Interest rate risk

The Company has a strategy of minimizing its exposure to interest rate risk by maintaining target levels of fixed and variable rate borrowings. The proportions of outstanding debt carrying fixed and variable interest rates are reviewed by senior management to ensure that these levels are within approved policy limits. At December 31, 2017, the proportion of Cameco’s outstanding debt that carries fixed interest rates is 80% (2016 - 80%).

Cameco is exposed to interest rate risk through its interest rate swap contracts whereby fixed rate payments on a notional amount of $300,000,000 of the Series D senior unsecured debentures were swapped for variable rate payments. The swaps terminate on September 2, 2019. Under the terms of the swaps, Cameco makes interest payments based on the three-month Canada Dealer Offered Rate plus an average margin of 3.7% and receives fixed interest payments of 5.67%. At December 31, 2017, the fair value of Cameco’s interest rate swap net liability was $150,000 (2016 - asset of $6,547,000).

Cameco is also exposed to interest rate risk on its loan facility with Inkai due to the variable nature of the interest rate contained in the terms therein (note 29).

Cameco measures its exposure to interest rate risk as the change in cash flows that would occur as a result of reasonably possible changes in interest rates, holding all other variables constant. As of the reporting date, the Company has determined the impact on earnings of a 1% increase in interest rate on variable rate financial instruments to be as follows:

Gain (loss)
Interest rate contracts	$(3,009)
Advances receivable from Inkai	611

Counterparty credit risk

Counterparty credit risk is associated with the ability of counterparties to satisfy their contractual obligations to Cameco, including both payment and performance. Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the Company to the risk of non-payment.

Cameco manages the risk of non-payment by monitoring the credit worthiness of its customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. To mitigate risks associated with certain financial assets, Cameco will hold positions with a variety of large creditworthy institutions.

The maximum exposure to credit risk, as represented by the carrying amount of the financial assets, at December 31 was:

	2017	2016
Cash and cash equivalents	$591,620	$320,278
Accounts receivable [note 6]	393,213	238,514
Advances receivable from Inkai [note 29]	58,820	90,095
Derivative assets [note 10]	40,804	10,612
Other	—	4,966

At December 31, 2017, there were no significant concentrations of credit risk and no amounts were held as collateral. Historically, Cameco has experienced minimal customer defaults and, as a result, considers the credit quality of its accounts receivable to be high. All accounts receivable at the reporting date are neither past due nor impaired.

Cameco has established programs for sales without recourse of trade accounts receivable to financial institutions. Through these programs, the Company surrenders the control, risks and benefits associated with the accounts receivable sold. The amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statement of financial position at the time of sale. The total amount of receivables sold under these programs and derecognized in accordance with IAS 39 during 2017 was $120,470,000 ($92,805,000 (USD)) (2016 - $214,428,000 ($159,551,000 (USD))).

Liquidity risk

Financial liquidity represents Cameco’s ability to fund future operating activities and investments. Cameco ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short-term and long-term cash requirements.

The table below outlines the Company’s available debt facilities at December 31, 2017:

	Total amount	Outstanding and committed	Amount available
Unsecured revolving credit facility	$1,250,000	$—	$1,250,000
Letter of credit facilities	1,667,932	1,474,155	193,777

The tables below present a maturity analysis of Cameco’s financial liabilities, including principal and interest, based on the expected cash flows from the reporting date to the contractual maturity date:

	Carrying amount	Contractual cash flows	Due in less than 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years
Accounts payable and accrued liabilities	$258,405	$258,405	$258,405	$—	$—	$—
Dividends payable	39,579	39,579	39,579	—	—	—
Long-term debt	1,494,471	1,500,000	—	500,000	400,000	600,000
Foreign currency contracts	5,624	5,624	1,747	3,877	—	—
Other derivative liabilities	17,790	17,790	9,502	8,288	—	—

Total contractual repayments	$1,815,869	$1,821,398	$309,233	$512,165	$400,000	$600,000

	Total	Due in less than 1 year	Due in 1-3 years	Due in 3-5 years	Due after 5 years
Total interest payments on long-term debt	$405,600	$69,390	$110,430	$82,080	$143,700

Measurement of fair values

A.	Accounting classifications and fair values

The following tables summarize the carrying amounts and accounting classifications of Cameco’s financial instruments at the reporting date:

At December 31, 2017

	Fair value through profit or loss	Loans and receivables	Available for sale	Other financial liabilities	Total
Financial assets
Cash and cash equivalents	$—	$591,620	$—	$—	$591,620
Accounts receivable [note 6]	—	396,824	—	—	396,824
Derivative assets [note 10]
Foreign currency contracts	39,984	—	—	—	39,984
Interest rate contracts	820	—	—	—	820
Investments in equity securities [note 10]	—	—	21,417	—	21,417
Advances receivable from Inkai [note 29]	—	58,820	—	—	58,820

	$40,804	$1,047,264	$21,417	$—	$1,109,485

Financial liabilities
Accounts payable and accrued liabilities [note 11]	$—	$—	$—	$258,405	$258,405
Dividends payable	—	—	—	39,579	39,579
Derivative liabilities [note 13]
Foreign currency contracts	5,624	—	—	—	5,624
Uranium contracts	16,820	—	—	—	16,820
Interest rate contracts	970	—	—	—	970
Long-term debt [note 12]	—	—	—	1,494,471	1,494,471

	23,414	—	—	1,792,455	1,815,869

Net	$17,390	$1,047,264	$21,417	$(1,792,455)	$(706,384)

At December 31, 2016

	Fair value through profit or loss	Loans and receivables	Available for sale	Other financial liabilities	Total
Financial assets
Cash and cash equivalents	$—	$320,278	$—	$—	$320,278
Accounts receivable [note 6]	—	242,482	—	—	242,482
Derivative assets [note 10]
Foreign currency contracts	4,065	—	—	—	4,065
Interest rate contracts	6,547	—	—	—	6,547
Investments in equity securities [note 10]	—	—	14,807	—	14,807
Advances receivable from Inkai [note 29]	—	90,095	—	—	90,095
Other	—	4,966	—	—	4,966

	$10,612	$657,821	$14,807	$—	$683,240

Financial liabilities
Accounts payable and accrued liabilities [note 11]	$—	$—	$—	$312,900	$312,900
Dividends payable	—	—	—	39,579	39,579
Derivative liabilities [note 13]
Foreign currency contracts	29,231	—	—	—	29,231
Uranium contracts	29,654	—	—	—	29,654
Long-term debt [note 12]	—	—	—	1,493,327	1,493,327

	58,885	—	—	1,845,806	1,904,691

Net	$(48,273)	$657,821	$14,807	$(1,845,806)	$(1,221,451)

Cameco does not have any financial instruments classified as held-for-trading, or held-to-maturity as of the reporting date.

The following tables summarize the carrying amounts and fair values of Cameco’s financial instruments, including their levels in the fair value hierarchy:

As at December 31, 2017

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 10]
Foreign currency contracts	$39,984	$—	$39,984	$39,984
Interest rate contracts	820	—	820	820
Investments in equity securities [note 10]	21,417	21,417	—	21,417
Derivative liabilities [note 13]
Foreign currency contracts	(5,624)	—	(5,624)	(5,624)
Uranium contracts	(16,820)	—	(16,820)	(16,820)
Interest rate contracts	(970)	—	(970)	(970)
Long-term debt [note 12]	(1,494,471)	—	(1,652,230)	(1,652,230)

Net	$(1,455,664)	$21,417	$(1,634,840)	$(1,613,423)

As at December 31, 2016

		Fair value
	Carrying value	Level 1	Level 2	Total
Derivative assets [note 10]
Foreign currency contracts	$4,065	$—	$4,065	$4,065
Interest rate contracts	6,547	—	6,547	6,547
Investments in equity securities [note 10]	14,807	14,807	—	14,807
Derivative liabilities [note 13]
Foreign currency contracts	(29,231)	—	(29,231)	(29,231)
Share purchase options	(29,654)	—	(29,654)	(29,654)
Long-term debt [note 12]	(1,493,327)	—	(1,721,805)	(1,721,805)

Net	$(1,526,793)	$14,807	$(1,770,078)	$(1,755,271)

The preceding tables exclude fair value information for financial instruments whose carrying amounts are a reasonable approximation of fair value. The carrying value of Cameco’s cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates its fair value as a result of the short-term nature of the instruments.

There were no transfers between level 1 and level 2 during the period. Cameco does not have any financial instruments that are classified as level 3 as of the reporting date.

B.	Financial instruments measured at fair value

Cameco measures its derivative financial instruments, material investments in equity securities and long-term debt at fair value. Investments in publicly held equity securities are classified as a recurring level 1 fair value measurement while derivative financial instruments and long-term debt are classified as a recurring level 2 fair value measurement.

The fair value of investments in equity securities is determined using quoted share prices observed in the principal market for the securities as of the reporting date. The fair value of Cameco’s long-term debt is determined using quoted market yields as of the reporting date, which ranged from 1.6% to 2.3% (2016 - 0.8% to 2.3%).

Foreign currency derivatives consist of foreign currency forward contracts, options and swaps. The fair value of foreign currency options is measured based on the Black Scholes option-pricing model. The fair value of foreign currency forward contracts and swaps is measured using a market approach, based on the difference between contracted foreign exchange rates and quoted forward exchange rates as of the reporting date.

Interest rate derivatives consist of interest rate swap contracts. The fair value of interest rate swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed interest payments to be received and floating interest payments to be made to the counterparty based on Canada Dealer Offer Rate forward interest rate curves.

Uranium contract derivatives consist of written options and price swaps. The fair value of uranium options is measured based on the Black Scholes option-pricing model. The fair value of uranium price swaps is determined by discounting expected future cash flows from the contracts. The future cash flows are determined by measuring the difference between fixed purchases or sales under contracted prices, and floating purchases or sales based on Numerco forward uranium price curves.

Where applicable, the fair value of the derivatives reflects the credit risk of the instrument and includes adjustments to take into account the credit risk of the Company and counterparty. These adjustments are based on credit ratings and yield curves observed in active markets at the reporting date.

Derivatives

The following table summarizes the fair value of derivatives and classification on the consolidated statements of financial position:

	2017	2016
Non-hedge derivatives:
Foreign currency contracts	$34,360	$(25,166)
Interest rate contracts	(150)	6,547
Contract derivatives	(16,820)	(29,654)

Net	$17,390	$(48,273)

Classification:
Current portion of long-term receivables, investments and other [note 10]	$25,948	$4,119
Long-term receivables, investments and other [note 10]	14,856	6,493
Current portion of other liabilities [note 13]	(11,249)	(24,966)
Other liabilities [note 13]	(12,165)	(33,919)

Net	$17,390	$(48,273)

The following table summarizes the different components of the gains (losses) on derivatives included in net earnings:

	2017	2016
Non-hedge derivatives:
Foreign currency contracts	$58,983	$59,398
Interest rate contracts	(4,014)	(1,016)
Uranium contracts	1,281	(23,975)

Net	$56,250	$34,407

25.	Capital management

Cameco’s management considers its capital structure to consist of bank overdrafts, long-term debt, short-term debt (net of cash and cash equivalents and short-term investments), non-controlling interest and shareholders’ equity.

Cameco’s capital structure reflects its strategy and the environment in which it operates. Delivering returns to long-term shareholders is a top priority. The Company’s objective is to maximize cash flow while maintaining its investment grade rating through close capital management of our balance sheet metrics. Capital resources are managed to allow it to support achievement of its goals while managing financial risks such as the continued weakness in the market, litigation risk and refinancing risk. The overall objectives for managing capital in 2017 reflect the environment that the Company is operating in, similar to the prior comparative period.

The capital structure at December 31 was as follows:

	2017	2016
Long-term debt [note 12]	$1,494,471	$1,493,327
Cash and cash equivalents	(591,620)	(320,278)

Net debt	902,851	1,173,049

Non-controlling interest	371	157
Shareholders’ equity	4,859,288	5,258,371

Total equity	4,859,659	5,258,528

Total capital	$5,762,510	$6,431,577

Cameco is bound by certain covenants in its general credit facilities. These covenants place restrictions on total debt, including guarantees and set minimum levels for net worth. As of December 31, 2017, Cameco met these requirements.

26.	Segmented information

Cameco has three reportable segments: uranium, fuel services and NUKEM. Cameco’s reportable segments are strategic business units with different products, processes and marketing strategies. The uranium segment involves the exploration for, mining, milling, purchase and sale of uranium concentrate. The fuel services segment involves the refining, conversion and fabrication of uranium concentrate and the purchase and sale of conversion services. The NUKEM segment acts as a market intermediary between uranium producers and nuclear-electric utilities.

In the third quarter of 2017, Cameco announced that the way its global marketing activities are organized would be changed. To better co-ordinate marketing activities and reduce costs, all future Canadian and international marketing activities will be consolidated in Saskatoon. These changes will have a significant impact on the activities historically performed by NUKEM and may change the factors that are considered in assessing the Company’s reportable segments in the future.

Accounting policies used in each segment are consistent with the policies outlined in the summary of significant accounting policies. Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm’s length basis, are eliminated on consolidation and are reflected in the “other” column.

A.	Business segments - 2017

For the year ended December 31, 2017

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$1,574,068	$312,888	$321,188	$(51,292)	$2,156,852
Expenses
Cost of products and services sold	910,685	212,035	321,362	(53,849)	1,390,233
Depreciation and amortization	267,931	37,093	14,193	11,128	330,345

Cost of sales	1,178,616	249,128	335,555	(42,721)	1,720,578

Gross profit (loss)	395,452	63,760	(14,367)	(8,571)	436,274
Administration	—	—	12,439	150,656	163,095
Impairment charges	246,931	—	111,399	—	358,330
Exploration	29,933	—	—	—	29,933
Research and development	—	—	—	5,660	5,660
Other operating loss	43	—	—	—	43
Loss on disposal of assets	5,901	247	799	—	6,947
Finance costs	—	—	1,479	109,129	110,608
Loss (gain) on derivatives	—	—	1,945	(58,195)	(56,250)
Finance income	—	—	(23)	(5,242)	(5,265)
Other expense	7,193	—	1,263	21,954	30,410

Earnings (loss) before income taxes	105,451	63,513	(143,668)	(232,533)	(207,237)
Income tax recovery					(2,519)

Net loss					(204,718)

Capital expenditures for the year	$132,073	$11,237	$23	$—	$143,333

For the year ended December 31, 2016

	Uranium	Fuel services	NUKEM	Other	Total
Revenue	$1,717,896	$321,374	$391,402	$732	$2,431,404
Expenses
Cost of products and services sold	993,012	223,991	380,695	(1,463)	1,596,235
Depreciation and amortization	281,159	33,951	38,273	18,306	371,689

Cost of sales	1,274,171	257,942	418,968	16,843	1,967,924

Gross profit (loss)	443,725	63,432	(27,566)	(16,111)	463,480
Administration	—	—	20,088	186,564	206,652
Impairment charges	361,989	—	—	—	361,989
Exploration	42,579	—	—	—	42,579
Research and development	—	—	—	4,952	4,952
Other operating income	(34,075)	—	—	—	(34,075)
Loss on disposal of assets	22,787	221	160	—	23,168
Finance costs	—	—	4,056	107,850	111,906
Gain on derivatives	—	—	(6,530)	(27,877)	(34,407)
Finance income	—	—	(396)	(3,983)	(4,379)
Share of earnings from
Other expense (income)	(56,219)	(10,372)	329	5,591	(60,671)

Earnings (loss) before income taxes	106,664	73,583	(45,273)	(289,208)	(154,234)
Income tax recovery					(94,355)

Net loss					(59,879)

Capital expenditures for the year	$201,722	$13,983	$1,203	$—	$216,908

B.	Geographic segments

Revenue is attributed to the geographic location based on the location of the entity providing the services. The Company’s revenue from external customers is as follows:

	2017	2016
United States	$1,692,936	$1,902,679
Canada	316,611	347,536
Germany	147,305	181,189

	$2,156,852	$2,431,404

The Company’s non-current assets, excluding deferred tax assets and financial instruments, by geographic location are as follows:

	2017	2016
Canada	$3,417,254	$3,665,558
Australia	422,400	420,448
United States	138,455	327,266
Kazakhstan	283,562	318,006
Germany	233	127,618

	$4,261,904	$4,858,896

27.	Group entities

The following are the principal subsidiaries and associates of the Company:

	Principal place	Ownership interest
	of business	2017	2016
Subsidiaries:
Cameco Fuel Manufacturing Inc.	Canada	100%	100%
Cameco Marketing Inc.	Canada	100%	—
Cameco Inc.	US	100%	100%
Power Resources, Inc.	US	100%	100%
Crow Butte Resources, Inc.	US	100%	100%
NUKEM, Inc.	US	100%	—
NUKEM Investments GmbH	Germany	100%	100%
Cameco Australia Pty. Ltd.	Australia	100%	100%
Cameco Europe Ltd.	Switzerland	100%	100%

28.	Joint operations

Cameco conducts a portion of its exploration, development, mining and milling activities through joint operations located around the world. Operations are governed by agreements that provide for joint control of the strategic operating, investing and financing activities among the partners. These agreements were considered in the determination of joint control. Cameco’s significant Canadian uranium joint operation interests are McArthur River, Key Lake and Cigar Lake. The Canadian uranium joint operations allocate uranium production to each joint operation participant and the joint operation participant derives revenue directly from the sale of such product. The participants in the Inkai joint operation purchase uranium from Inkai and, in turn, derive revenue directly from the sale of such product to third-party customers. Mining and milling expenses incurred by joint operations are included in the cost of inventory.

Cameco reflects its proportionate interest in these assets and liabilities as follows:

	Principal place of business	Ownership	2017	2016
Total assets
McArthur River	Canada	69.81%	$1,121,509	$1,093,254
Key Lake	Canada	83.33%	482,879	571,183
Cigar Lake	Canada	50.03%	1,531,150	1,591,489
Inkai	Kazakhstan	60.00%	230,280	290,122

			$3,365,818	$3,546,048

Total liabilities
McArthur River		69.81%	$38,896	$43,189
Key Lake		83.33%	140,214	150,847
Cigar Lake		50.03%	40,687	37,888
Inkai		60.00%	119,998	181,145

			$339,795	$413,069

Through unsecured shareholder loans, Cameco has agreed to fund the development of the Inkai project. Cameco eliminates the loan balances recorded by Inkai and records advances receivable (notes 10 and 29) representing its 40% share.

29.	Related parties

The shares of Cameco are widely held and no shareholder, resident in Canada, is allowed to own more than 25% of the Company’s outstanding common shares, either individually or together with associates. A non-resident of Canada is not allowed to own more than 15%.

Transactions with key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel of the Company include executive officers, vice-presidents, other senior managers and members of the board of directors.

In addition to their salaries, Cameco also provides non-cash benefits to executive officers and vice-presidents and contributes to pension plans on their behalf (note 23). Senior management and directors also participate in the Company’s share-based compensation plans (note 22).

Executive officers are subject to terms of notice ranging from three to six months. Upon resignation at the Company’s request, they are entitled to termination benefits of up to the lesser of 18 to 24 months or the period remaining until age 65. The termination benefits include gross salary plus the target short-term incentive bonus for the year in which termination occurs.

Compensation for key management personnel was comprised of:

	2017	2016
Short-term employee benefits	$26,569	$17,673
Share-based compensation	11,525	10,464
Post-employment benefits	5,914	5,910
Termination benefits	916	608

	$44,924	$34,655

(a)	Excludes deferred share units held by directors (see note 22).

Other related party transactions

Through unsecured shareholder loans, Cameco has agreed to fund Inkai’s project development costs as well as further evaluation on block 3. The limits of the loan facilities are $175,000,000 (US) and advances under these facilities bear interest at a rate of LIBOR plus 2%. At December 31, 2017, $117,218,000 (US) of principal and interest was outstanding (2016 - $167,750,000 (US)).

Cameco’s share of outstanding principal and interest, representing the 40% owed to it, was $58,820,000 at December 31, 2017 (2016 - $90,095,000) (notes 10 and 28). For the year ended December 31, 2017, Cameco recorded interest income of $2,182,000 relating to this balance (2016 - $2,155,000).

30.	Subsequent event

On December 11, 2017, Cameco announced that the restructuring of JV Inkai outlined in the implementation agreement dated May 27, 2016 with Joint Stock Company National Atomic Company Kazatomprom (Kazatomprom) and JV Inkai closed and would take effect on January 1, 2018. Under the implementation agreement, Cameco’s ownership interest in JV Inkai will be adjusted to 40% and Kazatomprom’s ownership interest in JV Inkai will be adjusted to 60%. As a result, Cameco will account for JV Inkai on an equity basis commencing on January 1, 2018.

In addition, Cameco will recognize a gain on the change in ownership interests of approximately $66,000,000. The resulting gain on restructuring will be reflected in our financial results for the first quarter of 2018.